Quanta Services, Inc.

2005 Annual Report

Quanta is Vital for Tomorrow





On the Cover
and at Left

Quanta provided the construction resources from around the country to put the Wyoming-Jacksons Ferry 765,000-volt line and its cutting-edge technologies in service. The line reinforces American Electric Power's eastern service territory.

What AEP's Wyoming-Jacksons Ferry 765,000-volt project, built by Quanta Services, is the first electric power transmission line in the United States to use a six-bundled conductor. This configuration significantly reduces the electric and magnetic fields that surround high-power transmission lines and also cuts noise levels in half.

When Begun in December 2003. Completed April 2006.

Where A total of 333 towers and 3,420 miles of wire were installed along the line's 90-mile route from Oceana, West Virginia to the Jacksons Ferry Station just east of Wytheville, Virginia.

Why The new line will support the increased demand for electric power and improve the reliability of service to millions of customers in AEP's eastern service area, which includes parts of Virginia, West Virginia and Kentucky.

Who Multiple Quanta operating units worked together to get the job done.

Vital for Power

The services Quanta provides are essential to ensuring the efficient and reliable delivery of electric power. Industry forecasts indicate that demand for electricity in the U.S. is expected to grow by more than 20% by 2015. The need for transmission system upgrades, repair and maintenance is vast: Quanta estimates between $100 and $200 billion will need to be invested over the next 10 to 15 years.



PWR POINT

With a nationwide workforce of more than 11,000 employees, Quanta has the ability to install, repair or maintain any line, of any capacity, in any terrain. Quanta's proprietary energized service techniques and exclusive equipment enable safe handling of live power lines, meaning that repairs or upgrades can be accomplished without the interruption of power delivery.

Demand for electricity in the U.S. is expected to grow by more than 20% by 2015.

Vital for Communications

The country's telecommunications networks are inadequate to handle the growing demand for advanced voice, video, data and other converging technologies. Quanta's skill set will remain in demand as today's fiber networks push through the last mile to enable telecommunications operators to deliver a new generation of products and services.



The country's current telecommunications networks remain largely inadequate to deliver the bandwidth demanded by today's consumer.

PWR POINT

Around the country, telecommunications companies need the capacity that fiber provides in order to deliver new, bandwidth-intensive products and services. In this dynamic and extremely competitive market, Quanta's technical competence and ability to deliver local, regional and national solutions offer compelling strategic advantages for service providers.

Vital for Business

Electric power providers are struggling with growing demand, an evolving regulatory climate and aging infrastructure. Telecommunications and broadband cable companies remain challenged by intense competition and continuous technological change. These organizations need to solve problems critical to their growth. Quanta offers these industries a strategic partnership focused on utilization of key assets and expertise.



PWR POINT

Quanta was established to offer strategic solutions to businesses that deliver products and services via complex and costly network infrastructure. From the completion of a single project to the total outsourcing of network operation and maintenance responsibilities, Quanta provides the range, depth and quality of services that enable electric power, gas pipeline, telecommunications and broadband cable television companies to focus on their core business.

Quanta provides the range, depth and quality of services that enable companies to focus on their core business.

Vital for People

Power and communications are two of the fundamental building blocks of modern life. Whether it is routine maintenance activities or emergency work to restore service following storms or other major disruptions, Quanta's efforts help to ensure that the lights stay on, and the phone line and the Internet connection remain available.



HURRICANE
EVACUATION
ROUTE

PWR POINT

Quanta helps to ensure that the lights stay on, and the phone line and the Internet connection remain available.

Quanta mobilized more than 2,000 line personnel in response to the hurricanes of 2005. Emergency repairs to electric power and telecommunications facilities are a challenge to everyone in the industry — they can't be planned, and they can't wait. With its size and nationwide presence, Quanta regularly answers the call to help restore power and phone lines after sudden, large-scale disruptions.



No one is better qualified than Quanta to help increase both the reliability and the capacity of this nation's power and communications infrastructure.

John R. Colson
Chairman and Chief Executive Officer

To our fellow shareholders:

Given the operating environment of the last several years, I'm pleased to report significant improvements in virtually all of our financial metrics during 2005. Our 2005 revenues of $1.86 billion represent a 14% increase over 2004's $1.63 billion. Earnings per diluted share were $0.25, versus a loss of $0.08 in 2004. And our backlog of work increased more than 21%, from $1.07 billion at the end of 2004 to $1.30 billion at the end of 2005. Based on this backlog, plus tangible signs of improving conditions in our customers' markets, I believe Quanta is poised for a strong 2006.

Quanta remains the industry's best solution to the expensive, technically demanding and sometimes high-risk work involved in installing, maintaining and repairing the electric power infrastructure in this country. Quanta's services are vital for two of the most important commodities that drive our economy – power and communications.

Important events of last year

As sophisticated as our customers are, they often do not get to set their own agenda. In the case of the electric power industry, both government regulation and natural forces exert powerful and often unpredictable influences. In telecommunications, regulatory developments continue to combine with technological change and ongoing merger and acquisition activity to make business management and growth challenging. However, a number of developments last year bode well for our future.

Most prominent among these was the passage of the long-awaited Energy Policy Act of 2005. With the memory of 2003's Northeast blackout still lingering, this law implemented several significant steps to improve the performance of the country's electric power grid and ensure the reliable delivery of power across the nation. The Federal Energy Regulatory Commission (FERC) is in the process of finalizing a new electric reliability organization that will have the authority to enforce reliability rules for all users, owners and operators of bulk power systems. While these rules will take time to finalize, their promulgation and enforcement are expected to drive increased spending on maintenance, repair and upgrade projects. FERC is also in the process of establishing rules for incentives for transmission system enhancements that improve reliability by removing congestion. With the diversified nature of the current market, where there is a combination of regulation and deregulation, such moves by the federal government are also anticipated to trigger increased interest by the financial markets. This country's power grid is a strategic asset, and one that is in critical need of attention: we estimate it will cost between $100 and $200 billion over the next 10 to 15 years to expand, upgrade and maintain the system to meet current and future demand. It will take time, but the Energy Policy Act should help stimulate the necessary spending in this area.

2005 saw significant regulatory developments for the telecommunications industry as well. In June, the Supreme Court ruled that cable operators can refuse access to their networks to competing Internet service providers. Analysts expect this development to spur broadband investment and expand access options. In addition, two very large mergers were approved last year. The completion of these mergers should set the stage for AT&T and Verizon to refocus their attention on strategic growth initiatives in the wireline, wireless, DSL and fiber areas.

Finally, last year's devastating hurricane season added an exclamation point on the status of transmission system infrastructure. We are extremely proud of the efforts of the 2,000 line personnel we mobilized at the peak of storm restoration efforts. The importance of this work to our business is twofold: it represents a significant volume of short-term restoration and medium-term repair work, and it provides additional evidence of the need for increased investment in the lines, poles, towers and substations that deliver electric power and communications to homes and businesses in this country.

Where our markets are

We are continuing to see positive signs of increased spending in both of our primary markets. AEP's Wyoming-Jacksons Ferry project, pictured on the cover, is emblematic of that growth in the electric power industry. The first transmission line in the country to use a six-bundled conductor configuration, this 90-mile line will better support the needs of millions of customers throughout the region. In addition to the extensive environmental precautions observed during construction, the line's unique design will significantly reduce the electric and magnetic fields typically emitted by high-voltage transmission lines.

Quanta remains the industry's best solution to the expensive, technically demanding, and sometimes high-risk work involved in installing, maintaining and repairing the electric power infrastructure in this country. Quanta's services are vital for two of the most important commodities that drive our economy — power and communications.

A broader index of increased spending is provided by Platts 2005 edition of its *Transmission & Distribution Source Book*, which reports a 109% increase in the number of miles of new transmission projects planned or under construction over those listed a year earlier. Significantly, the same article also reflects that projects of more than 100 miles in length have doubled, a demand that plays very well to Quanta's size, resources and nationwide footprint.

In the telecommunications industry, emerging technologies (like broadband over power lines), continuing consolidation in the industry and the ongoing convergence of entertainment, communications and information technologies continue to attract interest by customers, providers and investors. What's needed is for fiber to be pushed deeper into the network, an initiative that has been variously termed fiber-to-the-home, fiber-to-the-premises or fiber-to-the-node. This will deliver adequate bandwidth to enable products with significant commercial potential, such as movies delivered over the Internet. We view the growth in the industry resulting from these fiber initiatives as more sustainable than the telecommunications construction boom of the mid to late '90s.

As a result of regulatory activities, the gas pipeline industry continues to intensify its attention on, and investment in, safety. And with the growing world demand for energy, the contents of these pipelines and the associated delivery system are continuing to assume greater financial and strategic importance.

The cable industry has not been in a growth mode. However, as a result of recent federal legislation, cable operators will no longer be required to share their lines with Internet service providers. We expect this development to stimulate increased broadband investment and enhanced access options, fueling demand for our services.

Where we remain

Despite the fluctuations in our customers' markets, Quanta has remained committed to our founding vision: to be the premier nationwide provider of specialty contracting services needed to design, install, maintain, repair and upgrade virtually any type of network infrastructure. That vision has proven to be a strong and accurate one. In the past several years, we have consolidated our strengths by focusing on improving our margins, making smarter decisions on resource allocation, improving safety conditions for our employees, and maintaining a strong balance sheet. As a result, Quanta remains well-positioned to capitalize on certain fundamental factors existing in the nation's electric power and communications infrastructure – it must be built, repaired and maintained; the services it delivers are vital for virtually every person and business; and needed maintenance work has often been deferred by providers struggling with economic and competitive challenges.

We are uniquely positioned to benefit from the current and emerging needs of the industries we serve because I believe:

- No other company has the manpower and geographic reach that we possess.
- No other company has the depth of technical expertise that we offer.
- No other company offers as powerful an outsourcing solution for customers needing better control of operating expenses and a sharper focus on core strategic growth challenges.

In short, our services remain vital for the electric power and communications industries. And just as importantly, our customer's services remain vital for the economic well-being of businesses and individuals across the nation. I look forward to the continuing improved performance of our company for our fellow stakeholders in the coming years.

Sincerely,

John R. Colson

John R. Colson
Chairman and Chief Executive Officer

Selected Financial Data

(in thousands except for per share information)

Summary Balance Sheet

	As of December 31, 2004	2005
Cash and cash equivalents	$ 265,560	**$ 304,267**
Other current assets	434,476	**526,743**
Property and equipment, net	314,983	**286,606**
Other non-current assets	56,358	**48,812**
Goodwill and other intangibles, net	388,620	**388,357**
Total assets	$ 1,459,997	**$ 1,554,785**

	2004	2005
Current liabilities	$ 221,058	**$ 258,071**
Long-term debt, net of current maturities	21,863	**7,591**
Convertible subordinated notes	442,500	**442,500**
Deferred income taxes and other non-current liabilities	111,329	**142,885**
Stockholders' equity	663,247	**703,738**
Total liabilities and stockholders' equity	$ 1,459,997	**$ 1,554,785**

Summary Income Statement

	2004	2005
Revenues	$ 1,626,510	**$ 1,858,626**
Income from operations	9,854	**68,545**
Net income (loss)	(9,194)	**29,557**
Diluted earnings (loss) per share	(0.08)	**0.25**

Selected Cash Flow Data

	2004	2005
Net cash provided by operating activities	$ 144,080	**$ 82,430**
Capital expenditures	38,971	**42,556**
Free cash flow	*$ 105,109*	***$ 39,874***

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13831

Quanta Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**74-2851603**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056
(Address of principal executive offices, including ZIP Code)

(713) 629-7600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $.00001 par value (including rights attached thereto)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class
None

Indicate by check mark if the Registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2005, the aggregate market value of the Common Stock and Limited Vote Common Stock of the Registrant held by non-affiliates of the Registrant, based on the last sale price of the Common Stock on such date, was approximately $986.4 million and $6.0 million, respectively (for purposes of calculating these amounts, only directors, officers and beneficial owners of 10% more of the outstanding capital stock of the Registrant have been deemed affiliates).

As of February 22, 2006, the number of outstanding shares of the Common Stock of the Registrant was 117,154,389. As of the same date, 1,011,780 shares of Limited Vote Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

QUANTA SERVICES, INC.

ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2005

INDEX

PART I

ITEM 1. *Business*

General

Quanta is a leading provider of specialty contracting services, offering end-to-end network solutions to the electric power, gas, telecommunications, cable television and specialty services industries. We believe that we are the largest contractor serving the transmission and distribution sector of the North American electric utility industry. Our consolidated revenues for the year ended December 31, 2005 were approximately $1.9 billion, of which 67% was attributable to electric power and gas customers, 15% to telecommunications and cable television customers and 18% to ancillary services, such as inside electrical wiring, intelligent traffic networks, cable and control systems for light rail lines, airports and highways, and specialty rock trenching, directional boring and road milling for industrial and commercial customers. We were organized as a corporation in the state of Delaware in 1997 and since that time have made strategic acquisitions to expand our geographic presence, generate operating synergies with existing businesses and develop new capabilities to meet our customers' evolving needs.

We have established a nationwide presence with a workforce of over 11,000 employees, which enables us to quickly and reliably serve our diversified customer base. Our customers include many of the leading companies in the industries we serve.

Representative customers include:

- Alabama Power Company
- American Electric Power
- Alltel Corporation
- CenterPoint Energy, Inc.
- CenturyTel, Inc.
- Entergy Corporation
- Ericsson
- Florida Power & Light
- Georgia Power Company
- Intermountain Rural Electric Association
- Pacific Gas and Electric Company
- Puget Sound Energy, Inc.
- San Diego Gas & Electric
- SBC (now AT&T Inc.)
- Southern California Edison Company
- Verizon Communications Inc.
- Xcel Energy, Inc.

Our reputation for responsiveness, performance, geographic reach and a comprehensive service offering also has enabled us to develop strong strategic alliances with numerous customers.

Industry Overview

We estimate that the total amount of annual outsourced infrastructure spending in the three primary industries we serve is in excess of $30 billion. We believe that we are the largest specialty contractor providing services for the installation and maintenance of network infrastructure and that we and the other five largest specialty contractors providing these services account for less than 15% of this market. Smaller, typically private companies provide the balance of these services.

We believe the following industry trends impact demand for our services:

Increased capital expenditures resulting from our customers' improved financial position. Until recently, the industries we serve suffered a severe downturn that resulted in a number of companies, including several of our customers, experiencing financial difficulties or filing for bankruptcy protection. We believe that as our customers continue to improve their financial position, both capital spending and maintenance budgets will stabilize and move toward historical levels.

Increased opportunities in Fiber to the Premises, or FTTP, and Fiber to the Node, or FTTN. We believe that several of the large telecommunications companies are increasing their spending, particularly for FTTP and FTTN initiatives. Initiatives for this last-mile fiber build-out have been announced by Verizon and SBC (now AT&T) as well as municipalities throughout the United States. Verizon confirmed that it had passed more than three million homes and businesses in 16 states by the end of 2005. Verizon also has announced that it plans to pass an additional three million homes and businesses in 2006. In addition, AT&T has announced plans to deliver Internet telephone service to 18 million homes by the first half of 2008, including the installation of more than 38,000 miles of fiber at an estimated cost of $4 billion. This fiber will deliver integrated IP-based television, high-speed Internet and IP voice and wireless bundles of products and services. As a result of these efforts, we expect an increase in demand for our telecommunications and underground construction services over the next few years. While not all of this spending will be for services that we provide, we believe that we are well positioned to furnish infrastructure solutions on a rapid basis for these initiatives.

Increased outsourcing of network infrastructure installation and maintenance. Financial and economic pressures on electric power, gas, telecommunications and cable television providers have caused an increased focus on their core competencies and, accordingly, an increase in the outsourcing of network services. Total employment in the electric utility industry declined dramatically in the last decade, reflecting, in part, the outsourcing trend by utilities. We believe that by outsourcing network services to third-party service providers, our customers can reduce costs, provide flexibility in budgets and improve service and performance. As a specialty contractor with nationwide scope, we are able to leverage our existing labor force and equipment infrastructure across multiple customers and projects, resulting in better utilization of labor and assets.

Passage of the Energy Policy Act of 2005. The Energy Policy Act of 2005 was signed into law in August 2005. The Act includes provisions designed to improve the nation's electric transmission capacity and reliability and to promote investment in the nation's energy infrastructure. The Act calls for a self-regulating reliability organization that will implement and enforce mandatory reliability standards on all market participants, with oversight by the Federal Energy Regulatory Commission (FERC). FERC will be required to issue rules promoting capital investment to enlarge, improve and maintain the nation's transmission facilities; provide a rate of return that attracts investment in transmission; and provide for recovery of costs of complying with the new mandatory reliability standards. As a result, over the next twelve to twenty-four months, we expect many utilities to evaluate the condition of their infrastructure more closely and act on much needed upgrades to meet the higher reliability standards.

FERC is also authorized to issue permits for the construction or modification of transmission facilities within national interest electric transmission corridors where states fail to act in a timely manner or lack authority to issue permits. We expect these new rules to lead to a streamlined permitting process, which should make investment in the nation's transmission system more attractive.

The Act also modifies a longstanding barrier to effective competition by repealing the Public Utility Holding Company Act (PUHCA). The repeal of PUHCA is expected to attract new investors in this sector. These non-utility investors are likely to focus on reducing costs, while enabling utilities to focus on their core competencies. We believe that the repeal of PUHCA may lead to increased interest in outsourcing solutions.

Increasing need to upgrade electric power transmission and distribution networks. The nation's electrical power grid is aging and requires significant maintenance and expansion to handle the country's current and growing power needs. While the demand for electricity has grown, transmission capacity has decreased over the last ten years. The awareness of the need to upgrade the nation's electrical power grid was heightened by the largest blackout in North America's history on August 14, 2003. Additionally, as the selling of electricity increases across regional networks, capacity and reliability will become more important. We believe the current spending levels will increase as utilities work to adequately address future infrastructure maintenance requirements as well as the future reliability standards of the Act.

Increased demand for comprehensive end-to-end solutions. We believe that electric power, gas, telecommunications and cable television companies will continue to seek service providers who can design, install and maintain their networks on a quick and reliable, yet cost effective basis. Accordingly, they are partnering with proven full-service network providers, like us, with broad geographic reach, financial capability and technical expertise.

Strengths

Geographic reach and significant size and scale. As a result of our nationwide operations and significant scale, we are able to deploy services to customers across the United States. This capability is particularly important to our customers who operate networks that span multiple states or regions. The scale of our operations also allows us to mobilize significant numbers of employees on short notice for emergency service restoration. For example, after the damage from Hurricanes Katrina and Rita in the third quarter of 2005, we quickly deployed approximately 2,000 workers to restore affected power lines.

Strong financial profile. Our strong liquidity position provides us with the flexibility to capitalize on new business and growth opportunities. As of December 31, 2005, we had $304.3 million in cash and cash equivalents on our balance sheet and no significant debt obligations maturing before July 2007.

Strong and diverse customer relationships. We have established a solid base of long-standing customer relationships by providing high quality service in a cost-efficient and timely manner. We enjoy multi-year relationships with many of our customers. In some cases, these relationships are decades old. We derive a significant portion of our revenues from strategic alliances or long-term maintenance agreements with our customers, which we believe offer opportunities for future growth. For example, certain of our strategic alliances contain an exclusivity clause or a right of first refusal for a certain type of work or in a certain geographic region.

Proprietary technology. Our electric power customers benefit from our ability to perform services without interrupting power service to their customers, which we refer to as energized services. We own the U.S. patent for the LineMaster® robotic arm, which enhances our ability to deliver these energized services to our customers. We believe that delivery of energized services is a significant factor in differentiating us from our competition and winning new business. Our energized services workforce is specially trained to deliver these services and operate the LineMaster® robotic arm.

Delivery of comprehensive end-to-end solutions. We are one of the few network service providers capable of regularly delivering end-to-end solutions on a nationwide basis. As companies in the electric power, gas, telecommunications and cable television industries continue to search for service providers who can effectively design, install and maintain their networks, we believe that our service, industry and geographical breadth place us in a strong position to meet these needs.

Experienced management team. Our executive management team has an average of 32 years of experience within the contracting industry, and our operating unit executives average over 29 years of experience in their respective industries.

Strategy

The key elements of our business strategy are:

Focus on expanding operating efficiencies. We intend to continue to:

- focus on growth in our more profitable services and on projects that have higher margins;
- adjust our costs to match the level of demand for our services;
- combine overlapping operations of certain operating units;
- share pricing, bidding, technology, equipment and best practices among our operating units; and
- develop and expand the use of management information systems.

Focus on organic growth and leveraging existing customer relationships. We believe we can improve our rate of organic growth by expanding the breadth of products and solutions for our existing and potential customer base. We believe the combination of promoting best practices and cross-selling products to our customers positions us well for an improving end-market environment.

Expand portfolio of services to meet customers' evolving needs. We continue to offer an expanding portfolio of services that allows us to develop, build and maintain networks on both a regional and national scale and adapt to our customers' changing needs. We intend to expand further our geographic and technological capabilities through both internal development and innovation and through selective acquisitions.

Pursue new business opportunities. We continuously leverage our core expertise and pursue new business opportunities including opportunities in the government and international arena. We believe that we are well positioned to respond to requests for proposals from the U.S. government or the private sector for power and communications infrastructure projects in the United States and overseas.

Pursue Strategic Acquisitions. We continue to evaluate potential acquisitions of companies with strong management teams and good reputations to broaden our customer base, expand our geographic area of operation and grow our portfolio of services. After growing significantly through acquisitions from 1998 through 2000, our focus over the last several years has been on integrating acquired companies and improving profitability. We believe that attractive acquisition candidates exist due to the highly fragmented nature of the industry, the inability of many companies to expand and modernize due to capital constraints, and the desire of owners of acquisition candidates for liquidity. We also believe that our financial strength and experienced management team will be attractive to acquisition candidates.

Services

We design, install and maintain networks for the electric power, gas, telecommunications and cable television industries as well as commercial, industrial and governmental entities. The following provides an overview of the types of services we provide:

Electric power and gas network services. We provide a variety of end-to-end services to the electric power and gas industries, including:

- installation, repair and maintenance of electric power transmission lines ranging in capacity from 69,000 volts to 765,000 volts;
- installation, repair and maintenance of electric power distribution networks;
- energized installation, maintenance and upgrades utilizing unique bare hand and hot stick methods and our proprietary robotic arm;
- design and construction of independent power producer (IPP) transmission and substation facilities;
- design and construction of substation projects;
- installation and maintenance of natural gas transmission and distribution systems;
- provision of cathodic protection design and installation services;
- installation of fiber optic lines for voice, video and data transmission on existing electric power infrastructure;
- installation and maintenance of joint trench systems, which include electric power, natural gas and telecommunications networks in one trench;
- trenching and horizontal boring for underground electric power and natural gas network installations;
- design and installation of wind turbine networks;
- cable and fault locating; and
- storm damage restoration work.

Telecommunications and cable television network services. Our telecommunications and cable television network services include:

- fiber optic, copper and coaxial cable installation and maintenance for video, data and voice transmission;
- design, construction and maintenance of DSL networks;
- engineering and erection of cellular, digital, PCS(R), microwave and other wireless communications towers;
- design and installation of switching systems for incumbent local exchange carriers, newly competitive local exchange carriers, regional Bell operating companies, long distance providers and cable television providers;
- trenching and plowing applications;
- horizontal directional boring;
- vacuum excavation services;
- cable locating;
- upgrading power and telecommunications infrastructure for cable installations;
- splicing and testing of fiber optic and copper networks and balance sweep certification of coaxial networks; and
- residential installation and customer connects, both analog and digital, for cable television, telephone and Internet services.

Ancillary services. We provide a variety of comprehensive ancillary services to commercial, industrial and governmental entities, including:

- design, installation, maintenance and repair of electrical components, fiber optic cabling and building control and automation systems;
- installation of intelligent traffic networks such as traffic signals, controllers, connecting signals, variable message signs, closed circuit television and other monitoring devices for governments;
- installation of cable and control systems for light rail lines, airports and highways; and
- provision of specialty rock trenching, rock saw, rock wheel, directional boring and road milling for industrial and commercial customers.

Financial Information About Geographic Areas

We operate primarily in the United States; however, we derived $15.1 million, $22.8 million and $25.7 million of our revenues from foreign operations during the years ended December 31, 2003, 2004 and 2005, respectively. In addition, we held property and equipment in the amount of $1.9 million, $3.1 million and $4.9 million in foreign countries in each of those respective periods.

Our business, financial condition and results of operations in foreign countries may be adversely impacted by monetary and fiscal policies, currency fluctuations, energy shortages and other political, social and economic development.

Customers, Strategic Alliances and Preferred Provider Relationships

Our customers include electric power, gas, telecommunications and cable television companies, as well as commercial, industrial and governmental entities. Our 10 largest customers accounted for 34.5% of our consolidated revenues in 2005. Our largest customer accounted for approximately 5.7% of our consolidated revenues for the year ended 2005.

Although we have a centralized marketing strategy, management at each of our operating units is responsible for developing and maintaining successful long-term relationships with customers. Our operating unit management teams build upon existing customer relationships to secure additional projects and increase revenue from our current customer base. Many of these customer relationships originated decades ago and are maintained through a partnering approach to account management which includes project evaluation and consulting, quality performance, performance measurement and direct customer contact. On an operating unit level, management maintains a parallel focus on pursuing growth opportunities with prospective customers. We have established certain incentives to encourage operating unit management to cross-sell services of other operating units to their customers. In addition, our business development group promotes and markets our services for prospective large national accounts and projects that would require services from multiple operating units.

We strive to maintain our status as a preferred vendor to our customers. Many of our customers and prospective customers maintain a list of preferred vendors with whom the customer enters into a formal contractual agreement as a result of a request-for-proposal process. Each preferred vendor has met minimum standards for a specific category of service, maintains a high level of performance and agrees to payment terms and negotiated rates.

We believe that our strategic relationships with large providers of electric power and telecommunications services will offer opportunities for future growth. Many of these strategic relationships take the form of a strategic alliance or long-term maintenance agreement. Strategic alliance agreements generally state an intention to work together and many provide us with preferential bidding procedures. Strategic alliances and long-term maintenance agreements are typically agreements for an initial term of approximately two to four years that may include an option to add extensions at the end of the initial term. Certain of our strategic alliance and long-term maintenance agreements are "evergreen" contracts with exclusivity clauses providing that we will be awarded all contracts, or a right of first refusal, for a certain type of work or in a certain geographic region. None of these contracts, however, guarantees a specific dollar amount of work to be performed by us.

Backlog

Backlog represents the amount of revenue that we expect to realize from work to be performed over the next twelve months on uncompleted contracts, including new contractual agreements on which work has not begun. Our backlog at December 31, 2004 and 2005 was approximately $1.07 billion and $1.30 billion. In many instances, our customers are not contractually committed to specific volumes of services under our long-term maintenance contracts and many of our contracts may be terminated with notice. There can be no assurance as to our customer's requirements or that our estimates are accurate.

Competition

The markets in which we operate are highly competitive. We compete with other independent contractors in most of the geographic markets in which we operate, and several of our competitors are large domestic companies that may have greater financial, technical and marketing resources than we do. In addition, there are relatively few barriers to entry into some of the industries in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor. A significant portion of our revenues is currently derived from unit price or fixed price agreements, and price is often an important factor in the award of such agreements. Accordingly, we could be underbid by our competitors in an effort by them to procure such business. We believe that as demand for our services increases, customers will increasingly consider other factors in choosing a service provider, including technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability, which we expect to benefit contractors such as us. There can be no assurance, however, that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services, or that we will be able to maintain or enhance our competitive position. We may also face competition from the in-house service organizations of our existing or prospective customers, including electric power, gas, telecommunications and cable television companies, which employ personnel who perform some of the same types of services as those provided by us. Although a significant portion of these services is currently outsourced by our customers, there can be no assurance that our existing or prospective customers will continue to outsource services in the future.

Employees

As of December 31, 2005, we had 1,450 salaried employees, including executive officers, project managers or engineers, job superintendents, staff and clerical personnel, and 9,654 hourly employees, the number of which fluctuates depending upon the number and size of the projects we undertake at any particular time. Approximately 44% of our employees at December 31, 2005 were covered by collective bargaining agreements, primarily with the International Brotherhood of Electrical Workers (IBEW). Under these collective bargaining agreements, we agree to pay specified wages to our union employees, observe certain workplace rules and make employee benefit payments to multi-employer pension plans and employee benefit trusts rather than administering the funds on behalf of these employees. These collective bargaining agreements have varying terms and expiration dates. The majority of the collective bargaining agreements contain provisions that prohibit work stoppages or strikes, even during specified negotiation periods relating to agreement renewal, and provide for binding arbitration dispute resolution in the event of prolonged disagreement.

We provide a health, welfare and benefit plan for employees who are not covered by collective bargaining agreements. We have a 401(k) plan pursuant to which eligible employees who are not provided retirement benefits through a collective bargaining agreement may make contributions through a payroll deduction. We make matching cash contributions of 100% of each employee's contribution up to 3% of that employee's salary and 50% of each employee's contribution between 3% and 6% of such employee's salary, up to the maximum amount permitted by law. During 2005, we also had an employee stock purchase plan that provided eligible employees with the option to contribute up to 10% of their cash compensation, not to exceed $21,250 annually, toward the semi-annual purchase of our common stock at a discounted price. During the fourth quarter of 2005, the employee stock purchase plan was terminated.

Our industry is experiencing a shortage of journeyman linemen in certain geographic areas. In response to the shortage, we seek to take advantage of various IBEW and National Electrical Contractors Association (NECA) referral programs and hire graduates from the joint IBEW/NECA Apprenticeship Program which trains qualified electrical workers.

We believe our relationships with our employees and union representatives are good.

Materials

Our customers typically supply most or all of the materials required for each job. However, for some of our contracts, we may procure all or part of the materials required. We purchase such materials from a variety of sources and do not anticipate experiencing any difficulties in procuring such materials.

Training, Quality Assurance and Safety

Performance of our services requires the use of equipment and exposure to conditions that can be dangerous. Although we are committed to a policy of operating safely and prudently, we have been and will continue to be subject to claims by employees, customers and third parties for property damage and personal injuries resulting from performance of our services. Our policies require that employees complete the prescribed training and service program of the operating unit for which they work in addition to those required, if applicable, by the IBEW/NECA Apprenticeship Program prior to performing more sophisticated and technical jobs. For example, all journeyman linemen are required by the IBEW/NECA Apprenticeship Program to complete a minimum of 7,000 hours of on-the-job training, approximately 200 hours of classroom education and extensive testing and certification. Certain of our operating units have established apprenticeship training programs approved by the U.S. Department of Labor that prescribe training requirements for employees who are not otherwise subject to the requirements of the IBEW/NECA Apprenticeship Program. Also, each operating unit requires additional training, depending upon the sophistication and technical requirements of each particular job. We have established company-wide training and educational programs, as well as comprehensive safety policies and regulations, by sharing "best practices" throughout our operations.

Regulation

Our operations are subject to various federal, state and local laws and regulations including:

- licensing, permitting and inspection requirements applicable to electricians and engineers;
- building and electrical codes;
- permitting and inspection requirements applicable to construction projects;
- regulations relating to worker safety and environmental protection; and
- special bidding, procurement and other requirements on government projects.

We believe that we have all the licenses required to conduct our operations and that we are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses.

Environmental Matters

We are committed to the protection of the environment and train our employees to perform their duties accordingly. We are subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water and groundwater and soil. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which hazardous substances or wastes were sent by current or former operations at our facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. In addition, we could be held liable for significant penalties and damages under certain environmental laws and regulations and also could be subject to a revocation of our licenses or permits, which could materially and adversely affect our business and results of operations.

From time to time, we may incur costs and obligations for correcting environmental noncompliance matters and for remediation at or relating to certain of our properties. We believe we have complied with, and are currently complying with, our environmental obligations to date and that such obligations will not have a material adverse effect on our business or financial performance.

Risk Management and Insurance

The primary risks in our operations are bodily injury and property damage. We are insured for employer's liability and general liability claims, subject to a deductible of $1.0 million per occurrence and for auto liability and workers' compensation claims subject to a deductible of $2.0 million per occurrence. We also have a corporate non-union employee related health care benefit plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported, with assistance from a third-party actuary. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate. However, insurance liabilities are difficult to assess and estimate due to the many relevant factors, the effects of which are often unknown, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not yet reported and the effectiveness of our safety program.

Our casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 is experiencing financial distress, but is currently paying valid claims. In the event that this insurer's financial situation further deteriorates, we may be required to pay certain obligations that otherwise would have been paid by this insurer. We estimate that the total future claim amount that this insurer is currently obligated to pay on our behalf for the above mentioned policy periods is approximately $4.7 million; however, our estimate of the potential range of these future claim amounts is between $3.0 million and $8.0 million. The actual amounts ultimately paid by us related to these claims, if any, may vary materially from the above range and could be impacted by further claims development and the extent to which the insurer could not honor its obligations. We continue to monitor the financial situation of this insurer and analyze any alternative actions that could be pursued. In any event, we do not expect any failure by this insurer to honor its obligations to us, or any alternative actions we may pursue, to have a material adverse impact on our financial condition; however, the impact could be material to our results of operations or cash flow in a given period.

Website Access

Our website address is www.quantaservices.com. You may obtain free electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports in our Investor Center under the heading "SEC Filings." These reports are available on our website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. In addition, our corporate governance guidelines, Code of Ethics and Business Conduct and the charters of our Audit Committee, Compensation Committee and Governance and Nominating Committee are posted on our website under the heading "Corporate Governance." We intend to disclose on our website any amendments or waivers to our Code of Ethics and Business Conduct that are required to be disclosed pursuant to Item 5.05 of Form 8-K. You may obtain free copies of these items from our website or by contacting our Corporate Secretary.

Annual CEO Certification

As required by New York Stock Exchange rules, on June 3, 2005 we submitted an annual certification signed by our Chief Executive Officer certifying that he was not aware of any violation by us of New York Stock Exchange corporate governance listing standards as of the date of the certification.

ITEM 1A. *Risk Factors*

Our business is subject to a variety of risks and uncertainties, including, but not limited to, the risks and uncertainties described below. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not known to us or not described below also may impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed and we may not be able to achieve our goals. This Annual Report also includes statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and should be read in conjunction with the section entitled *"Uncertainty of Forward-Looking Statements and Information,"* included in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our operating results may vary significantly from quarter to quarter. We experience lower gross and operating margins during winter months due to lower demand for our services and more difficult operating conditions. Additionally, our quarterly results also may be materially and adversely affected by:

- the timing and volume of work under contract;
- regional or general economic conditions;
- the budgetary spending patterns of customers;
- variations in the margins of projects performed during any particular quarter;

- a change in the demand for our services caused by severe weather conditions;
- increases in construction and design costs;
- the termination of existing agreements;
- losses experienced in our operations not otherwise covered by insurance;
- a change in the mix of our customers, contracts and business;
- payment risk associated with the financial condition of our customers;
- changes in bonding and lien requirements applicable to existing and new agreements;
- costs we incur to support growth internally or through acquisitions or otherwise;
- the timing of acquisitions; and
- the timing and magnitude of acquisition integration costs.

Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

An economic downturn may lead to less demand for our services. Because the vast majority of our revenue is derived from a few industries, a downturn in any of those industries would adversely affect our results of operations. The telecommunications and utility markets experienced substantial change during 2002 and 2003 as evidenced by an increased number of bankruptcies in the telecommunications market, continued devaluation of many of our customers' debt and equity securities and pricing pressures resulting from challenges faced by major industry participants. These factors contributed to the delay and cancellation of projects and reduction of capital spending, which impacted our operations and our ability to grow at historical levels. A number of other factors, including financing conditions for and potential bankruptcies in the industries we serve, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future or pay for past services. In addition, consolidation, competition or capital constraints in the electric power, gas, telecommunications or cable television industries may result in reduced spending by, or the loss of, one or more of our customers.

Our industry is highly competitive. Our industry is served by numerous small, owner-operated private companies, a few public companies and several large regional companies. In addition, relatively few barriers prevent entry into some of our industries. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Competition in the industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures and, therefore, may be able to provide their services at lower rates than we are able to provide. In addition, some of our competitors have greater resources than we do. We cannot be certain that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position within our industry or maintain a customer base at current levels. We also may face competition from the in-house service organizations of our existing or prospective customers. Electric power, gas, telecommunications and cable television service providers usually employ personnel who perform some of the same types of services we do. We cannot be certain that our existing or prospective customers will continue to outsource services in the future.

We may be unsuccessful at generating internal growth. Our ability to generate internal growth will be affected by, among other factors, our ability to:

- expand the range of services we offer to customers to address their evolving network needs;
- attract new customers;
- increase the number of projects performed for existing customers;
- hire and retain qualified employees; and
- open additional facilities.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital or pay for services provided. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business.

Our financial results are based upon estimates and assumptions that may differ from actual results. In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, several estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. Estimates are primarily used in our assessment of the allowance for doubtful accounts, valuation of inventory, useful lives of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, revenue recognition under percentage-of-completion accounting and provision for income taxes. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We are self-insured against potential liabilities. Although we maintain insurance policies with respect to automobile, general liability, workers' compensation and employers' liability, those policies are subject to deductibles of $1.0 million to $2.0 million per occurrence, and we are primarily self-insured for all claims that do not exceed the amount of the applicable deductible. We also maintain a non-union employee related health care benefit plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not yet reported, with assistance from a third-party actuary. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs significantly above our estimates, our results of operations could be materially and adversely affected in a given period.

Our casualty insurance carrier for prior periods is experiencing financial distress, which may require us to make payments for losses that otherwise would be insured. Our casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 is experiencing financial distress, but is currently paying valid claims. In the event that this insurer's financial situation deteriorates, we may be required to pay certain obligations that otherwise would have been paid by this insurer. We estimate that the total future claim amount that this insurer is currently obligated to pay on our behalf for the above mentioned policy periods is approximately $4.7 million; however, our estimate of the potential range of these future claim amounts is between $3.0 million and $8.0 million. The actual amounts ultimately paid by us related to these claims, if any, may vary materially from the above range and could be impacted by further claims development and the extent to which the insurer can not honor its obligations. In any event, we do not expect any failure by this insurer to honor its obligations to us to have a material adverse impact on our financial condition; however, the impact could be material to our results of operations or cash flow in a given period.

We may incur liabilities or suffer negative financial impact relating to occupational health and safety matters. Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Although we have taken what we believe are appropriate precautions, we have suffered fatalities in the past and may suffer additional fatalities in the future. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities. In addition, if our safety record were to substantially deteriorate over time, our customers could cancel our contracts and not award us future business.

Our use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits. As discussed in "Critical Accounting Policies" and in the notes to our consolidated financial statements included herein, a significant portion of our revenues is recognized on a percentage-of-completion method of accounting, using the cost-to-cost method. This method is used because management considers expended costs to be the best available measure of progress on these contracts. This accounting method is standard for fixed-price contracts. The percentage-of-completion accounting practice we use results in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based on ongoing reviews of contract profitability. Further, a substantial portion of our contracts contain various cost and performance incentives. Penalties are recorded when known or finalized, which generally is during the latter stages of the contract. In addition, we record cost recovery claims when we believe recovery is probable and the amounts can be reasonably estimated. Actual collection of claims could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant.

Our dependence upon fixed price contracts could adversely affect our business. We currently generate, and expect to continue to generate, a portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for fixed price contracts. The cost of labor and materials, however, may vary from the costs we originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs could have a significant impact on our operating results for any fiscal quarter or year.

We extend credit to customers for purchases of our services, and in the past we have had, and in the future we may have, difficulty collecting receivables from major customers that have filed bankruptcy or are otherwise experiencing financial difficulties. We grant credit, generally without collateral, to our customers, which include electric power and gas companies, telecommunications and cable television system operators, governmental entities, general contractors, and builders, owners and managers of commercial and industrial properties located primarily in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. Our customers in the telecommunications business have experienced significant financial difficulties and in several instances have filed for bankruptcy. A number of our utility customers are also experiencing business challenges in the current business climate. If additional major customers file for bankruptcy or continue to experience financial difficulties, or if anticipated recoveries relating to receivables in existing bankruptcies or other workout situations fail to materialize, we could experience reduced cash flows and losses in excess of current allowances provided. In addition, material changes in any of our customer's revenues or cash flows could affect our ability to collect amounts due from them.

The industries we serve are subject to rapid technological and structural changes that could reduce the demand for the services we provide. The electric power, gas, telecommunications and cable television industries are undergoing rapid change as a result of technological advances that could, in certain cases, reduce the demand for our services or otherwise negatively impact our business. New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications and cable television companies to significantly improve their networks without physically upgrading them.

A portion of our business depends on our ability to provide surety bonds. We may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds. Surety market conditions currently are difficult as a result of significant losses incurred by many sureties in recent periods, both in the construction industry as well as in certain larger corporate bankruptcies. As a result, less bonding capacity is available in the market and terms have become more expensive and restrictive. We have posted letters of credit in the amount of $15.0 million to support our surety bond program and have granted security interests in various of our assets to collateralize our obligations to the surety. Further, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds.

Current or future market conditions, as well as changes in our surety's assessment of our operating and financial risk, could cause our surety provider to decline to issue or renew, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions could be taken on short notice. If our surety provider were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other sureties, finding more business that does not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

Many of our contracts may be canceled on short notice, and we may be unsuccessful in replacing our contracts if they are cancelled or as they are completed or expire. We could experience a decrease in our revenue, net income and liquidity if any of the following occur:

- our customers cancel a significant number of contracts;
- we fail to win a significant number of our existing contracts upon re-bid;
- we complete a significant number of non-recurring projects and cannot replace them with similar projects; or
- we fail to reduce operating and overhead expenses consistent with any decrease in our revenue.

Many of our customers may cancel our contracts on short notice, typically 30-90 days, even if we are not in default under the contract. Certain of our customers assign work to us on a project-by-project basis under master service agreements. Under these agreements, our customers often have no obligation to assign a specific amount of work to us. Our operations could decline significantly if the anticipated volume of work is not assigned to us. Many of our contracts, including our master service agreements, are opened to public bid at the expiration of their terms. There can be no assurance that we will be the successful bidder on our existing contracts that come up for re-bid.

The departure of key personnel could disrupt our business. We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire. Although we have entered into employment agreements with terms of one to three years with most of our executive officers and certain other key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business. We do not carry key-person life insurance on any of our employees.

Our unionized workforce could adversely affect our operations and our ability to complete future acquisitions. As of December 31, 2005, approximately 44% of our employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages would adversely impact our relationships with our customers and could cause us to lose business and decrease our revenue. In addition, our ability to complete future acquisitions could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire and some businesses may not want to become affiliated with a union based company.

Our business is labor intensive, and we may be unable to attract and retain qualified employees. Our ability to maintain our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy. For instance, we may experience shortages of qualified journeyman linemen. In addition, we cannot be certain that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues.

Our business growth could outpace the capability of our corporate management infrastructure. We cannot be certain that our infrastructure will be adequate to support our operations as they expand. Future growth also could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we will be able to recruit and retain such additional managers and executives. To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, we may not be able to expand our operations or execute our business plan.

Our failure to comply with environmental laws could result in significant liabilities. Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs, fuel storage and air quality. We perform work in many different types of underground environments. If the field location maps supplied to us are not accurate, or if objects are present in the soil that are not indicated on the field location maps, our underground work could strike objects in the soil, some of which may contain pollutants. In such cases, these objects may rupture, resulting in the discharge of pollutants. In such circumstances, we may be liable for fines and damages, and we may be unable to obtain reimbursement from the parties providing the incorrect information. In addition, we perform directional drilling operations below certain environmentally sensitive terrains and water bodies. Due to the inconsistent nature of the terrain and water bodies, it is possible that such directional drilling may cause a surface fracture, resulting in the release of subsurface materials. These subsurface materials may contain contaminants in excess of amounts permitted by law, potentially exposing us to remediation costs and fines. We own and lease several facilities at which we store our equipment. Some of these facilities contain fuel storage tanks which are above or below ground. If these tanks were to leak, we could be responsible for the cost of remediation as well as potential fines.

In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for such cleanup and other obligations and liabilities that we believe are adequate to cover such obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs, and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our business operations or financial condition. Further, we cannot be certain that we will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business.

Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects. While only a small percentage of our revenue is currently derived from international markets, we hope to continue to expand the volume of services that we provide internationally. We presently conduct our international sales efforts in Canada, Mexico and selected countries overseas, but expect that the number of countries that we operate in could expand significantly over the next few years. Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts may adversely affect the global economy, our customers and their ability to pay for our services. In addition, there are numerous risks inherent in conducting our business internationally, including, but not limited to, potential instability in international markets, changes in regulatory requirements, currency fluctuations in foreign countries, and complex foreign laws and treaties. These risks could restrict our ability to provide services to international customers and could adversely affect our ability to operate our business profitably.

Opportunities within the government arena could lead to increased governmental regulation applicable to us and unrecoverable start up costs. Most government contracts are awarded through a regulated competitive bidding process. As we pursue increased opportunities in the government arena, management's focus associated with the start up and bidding process may be diverted away from other opportunities. If we were to be successful in being awarded government contracts, a significant amount of costs could be required before any revenues were realized from these contracts. In addition, as a government contractor, we would be subject to a number of procurement rules and other public sector liabilities, any deemed violation of which could lead to fines or penalties or a loss of business. Government agencies routinely audit and investigate government contractors. Government agencies may review a contractor's performance under its contracts, cost structure, and compliance with applicable laws, regulations and standards. If government agencies determine through these audits or reviews that costs were improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. If government agencies determine that we engaged in improper activity, we may be subject to civil and criminal penalties. In addition, if the government were to even allege improper activity, we also could experience serious harm to our reputation. Many government contracts must be appropriated each year. If appropriations are not made in subsequent years we would not realize all of the potential revenues from any awarded contracts.

We may not be successful in continuing to meet the requirements of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 has introduced many requirements applicable to us regarding corporate governance and financial reporting, including the requirements for management to report on our internal controls over financial reporting and for our independent registered public accounting firm to attest to this report. During 2005, we continued actions to ensure our ability to comply with these requirements. As of December 31, 2005, our internal control over financial reporting was effective, however, there can be no assurance that our internal control over financial reporting will be effective in future years. Failure to maintain effective internal controls could result in a decrease in the market value of our common stock and other publicly-traded securities, the reduced ability to obtain financing, the loss of customers, penalties and additional expenditures to meet the requirements.

We may not have access in the future to sufficient funding to finance desired growth. If we cannot secure additional financing in the future on acceptable terms, we may be unable to support our growth strategy. We cannot readily predict the ability of certain customers to pay for past services or the timing, size and success of our acquisition efforts. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. Our existing debt agreements contain significant restrictions on our operational and financial flexibility, including our ability to incur additional debt, and if we seek more debt we may have to agree to additional covenants that limit our operational and financial flexibility. When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us on terms acceptable to us or at all.

We may be unsuccessful at integrating companies that either we have acquired or that we may acquire in the future. We cannot be sure that we will successfully integrate our acquired companies with our existing operations without substantial costs, delays or other operational or financial problems. If we do not implement proper overall business controls, our decentralized operating strategy could result in inconsistent operating and financial practices at the companies we acquire and our overall profitability could be adversely affected. Integrating our acquired companies involves a number of special risks which could have a negative impact on our business, financial condition and results of operations, including:

- failure of acquired companies to achieve the results we expect;
- diversion of our management's attention from operational matters;
- difficulties integrating the operations and personnel of acquired companies;
- inability to retain key personnel of acquired companies;
- risks associated with unanticipated events or liabilities; and
- potential disruptions of our business.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could suffer.

Factors beyond our control may affect our ability to successfully execute our acquisition strategy, which may have an adverse impact on our growth strategy. Our business strategy includes increasing our market share and presence in the industries we serve through strategic acquisitions of companies that complement or enhance our business. We expect to face competition for acquisition opportunities, and some of our competitors may have greater financial resources or access to financing on more favorable terms than us. This competition may limit our acquisition opportunities and our ability to grow through acquisitions or could raise the prices of acquisitions and make them less accretive or possibly non-accretive to us. Acquisitions that we may pursue may also involve significant cash expenditures, debt incurrence or the issuance of securities. Any acquisition may ultimately have a negative impact on our business, financial condition and results of operations.

Our results of operations could be adversely affected as a result of goodwill impairments. When we acquire a business, we record an asset called "goodwill" equal to the excess amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. Through December 31, 2001, pursuant to generally accepted accounting principles, we amortized this goodwill over its estimated useful life of 40 years following the acquisition, which directly impacted our earnings. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 which provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142, which we adopted in 2002, also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. SFAS No. 142 requires management to make certain estimates and assumptions when allocating goodwill to reporting units and determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we perform our impairment tests annually during the fourth quarter. Future impairments, if any, will be recognized as operating expenses.

Our 4.5% convertible subordinated notes are presently convertible. As a result of our common stock satisfying the market price condition of the convertible subordinated notes during the fourth quarter of 2005, the notes are presently convertible at the option of each holder. We have the right to deliver shares of our common stock, cash or a combination of cash and shares of our common stock upon a conversion of the notes. The conversion period will expire on March 31, 2006, but may resume upon the satisfaction of the market price condition or other conditions in future periods. The number of shares issuable upon a conversion of the notes will be determined based on a conversion rate of approximately $11.14 per share. In the event that all notes were converted for common stock, we would issue an aggregate of 24.2 million shares of our common stock. The conversion of some or all of our 4.5% convertible subordinated notes into our common stock could cause substantial dilution to existing stockholders. Any sales in the public market of the common stock issued upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the possibility that the notes may be converted may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If we elect to satisfy the conversion obligation in cash, the amount of cash payable upon conversion of the notes will be determined by the product of the number of shares issuable at a conversion rate of approximately $11.14 per share multiplied by the average closing price of our common stock during a 20-day trading period following the conversion of the notes. To the extent that the average closing price of our common stock during this period exceeds $11.14 per share, we will be required to pay cash in excess of the principal amount of the notes being converted.

You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor. Our consolidated financial statements for the fiscal years ended prior to December 31, 2002 were audited by Arthur Andersen LLP, our former independent auditor. In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges in connection with its destruction of documents. As a result of its conviction, Arthur Andersen LLP ceased operations. Although the U.S. Supreme Court overturned Arthur Andersen LLP's conviction in May 2005, the firm has not resumed operations. You will not be able to recover against Arthur Andersen LLP for its liability under Section 11 of the Securities Act in the event any untrue statements of a material fact are contained in its previously issued audit reports. Even if you have a basis for asserting a remedy against, or seeking to recover from Arthur Andersen LLP, because they have ceased operations, it is highly unlikely that you would be able to recover damages from Arthur Andersen LLP.

Certain provisions of our corporate governing documents could make an acquisition of our company more difficult. The following provisions of our certificate of incorporation and bylaws, as currently in effect, as well as our stockholder rights plan and Delaware law, could discourage potential proposals to acquire us, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock:

- our certificate of incorporation permits our board of directors to issue "blank check" preferred stock and to adopt amendments to our bylaws;
- our bylaws contain restrictions regarding the right of stockholders to nominate directors and to submit proposals to be considered at stockholder meetings;
- our certificate of incorporation and bylaws restrict the right of stockholders to call a special meeting of stockholders and to act by written consent;
- we are subject to provisions of Delaware law which prohibit us from engaging in any of a broad range of business transactions with an "interested stockholder" for a period of three years following the date such stockholder became classified as an interested stockholder; and
- we have adopted a stockholder rights plan that could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors or permitted by the stockholder rights plan.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Facilities

We lease our corporate headquarters in Houston, Texas and maintain offices nationwide. This space is used for offices, equipment yards, warehouses, storage and vehicle shops. As of December 31, 2005, we own 28 of the facilities we occupy, all of which are encumbered by our credit facility, and we lease the remainder. We believe that our existing facilities are sufficient for our current needs.

Equipment

We operate a nationwide fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines, cranes, wire pullers and tensioners, all of which are encumbered by our credit facility. As of December 31, 2005, the total size of the rolling-stock fleet was approximately 19,800 units. Most of this fleet is serviced by our own mechanics who work at various maintenance sites and facilities. We believe that these vehicles generally are well maintained and adequate for our present operations.

ITEM 3. *Legal Proceedings*

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of the year covered by this report, no matters were submitted to a vote of our security holders, through the solicitation of proxies or otherwise.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "PWR." The following table sets forth the high and low sales prices of our common stock per quarter, as reported by the NYSE, for the two most recent fiscal years.

	High	Low
Year Ended December 31, 2004		
1st Quarter	$ 9.52	$ 6.50
2nd Quarter	7.24	4.83
3rd Quarter	7.45	5.30
4th Quarter	8.29	5.75
Year Ended December 31, 2005		
1st Quarter	$ 8.40	$ 7.25
2nd Quarter	9.52	7.60
3rd Quarter	12.95	8.85
4th Quarter	14.54	11.02

On February 22, 2006, there were 899 holders of record of our common stock and 24 holders of record of our Limited Vote Common Stock. There is no established trading market for the Limited Vote Common Stock; however, the Limited Vote Common Stock converts into common stock immediately upon sale.

Stock Repurchases During the Fourth Quarter of 2005

On November 28, 2005, 9,793 shares of restricted stock that had been issued pursuant to our 2001 Stock Incentive Plan vested. Pursuant to the 2001 Stock Incentive Plan, employees may elect to satisfy their tax withholding obligations upon vesting by having us make such tax payments and withhold a number of vested shares having a value on the date of vesting equal to their tax withholding obligation. As a result of such employee elections, we withheld shares as follows and accounted for such shares as treasury stock.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs
December 1, 2005 — December 31, 2005	3,358(i)	$14.27	None	None

(i) These shares were not purchased through a publicly announced plan or program.

Dividends

We currently intend to retain our future earnings, if any, to finance the growth, development and expansion of our business. Accordingly, we currently do not intend to declare or pay any cash dividends on our common stock in the immediate future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, as discussed in *"Debt Instruments-Credit Facility"* in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," our credit facility includes limitations on the payment of cash dividends without the consent of the lenders.

ITEM 6. *Selected Financial Data*

The following historical selected financial data has been derived from the audited financial statements of the company. The historical financial statement data reflects the acquisitions of businesses accounted for as purchase transactions as of their respective acquisition dates. The historical selected financial data should be read in conjunction with the historical Consolidated Financial Statements and related notes thereto included in Item 8 "Financial Statements and Supplementary Data."

	Year Ended December 31,				
	2001	2002	2003	2004	2005
	(In thousands, except per share information)				
Consolidated Statements of Operations Data:					
Revenues	$2,014,877	$1,750,713	$1,642,853	$1,626,510	$1,858,626
Cost of services (including depreciation)	1,601,039	1,513,940	1,442,958	1,445,119	1,601,878
Gross profit	413,838	236,773	199,895	181,391	256,748
Selling, general and administrative expenses	195,766	229,454	178,219	171,537	188,203
Goodwill impairment	—	166,580(a)	6,452	—	—
Goodwill amortization	25,998	—	—	—	—
Income (loss) from operations	192,074	(159,261)	15,224	9,854	68,545
Interest expense	(36,072)	(35,866)	(31,822)	(25,067)	(23,949)
Interest income	640	1,709	1,065	2,551	7,416
Loss on early extinguishment of debt	—	—	(35,055)(d)	—	—
Other income (expense), net	324	(426)	(2,481)	17	235
Income (loss) before income taxes and cumulative effect of change in accounting principle	156,966	(193,844)	(53,069)	(12,645)	52,247
Provision (benefit) for income taxes	71,200	(19,710)	(18,080)	(3,451)	22,690
Income (loss) before cumulative effect of change in accounting principle	85,766	(174,134)	(34,989)	(9,194)	29,557
Cumulative effect of change in accounting principle, net of tax	—	445,422(b)	—	—	—
Net income (loss)	85,766	(619,556)	(34,989)	(9,194)	29,557
Dividends on preferred stock, net of forfeitures	930	(11)	(2,109)	—	—
Non-cash beneficial conversion charge	—	8,508(c)	—	—	—
Net income (loss) attributable to common stock	$ 84,836	$ (628,053)	$ (32,880)	$ (9,194)	$ 29,557
Basic earnings (loss) per share	$ 1.11	$ (9.98)	$ (0.30)	$ (0.08)	$ 0.26
Diluted earnings (loss) per share	$ 1.10	$ (9.98)	$ (0.30)	$ (0.08)	$ 0.25

(a) During the year ended December 31, 2002, we recognized an interim SFAS No. 142 non-cash goodwill impairment charge of $166.6 million. Impairment adjustments recognized after the adoption of SFAS No. 142 are required to be recognized as operating expenses.

(b) Based on our transitional impairment test performed upon adoption of SFAS No. 142, we recognized a $488.5 million non-cash charge ($445.4 million, net of tax) to reduce the carrying value of goodwill to the implied fair value of our reporting units. Basic and diluted earnings per share before cumulative effect of change in accounting principle were a loss of $2.90 per share.

(c) The original as-converted share price negotiated with First Reserve Fund IX, L.P. (First Reserve) for our Series E Preferred Stock on October 15, 2002 was $3.00 per share which was an above market price. On December 20, 2002, the date First Reserve purchased our Series E Preferred Stock, our stock closed at $3.35 per share. Accordingly, we recorded a non-cash beneficial conversion charge of $8.5 million based on the $0.35 per share differential. The non-cash beneficial conversion charge was recognized as a deemed dividend to the Series E Preferred Stockholder and was recorded as a decrease in net income attributable to common stock and an increase in additional paid-in capital. The non-cash beneficial conversion charge had no effect on our operating income, cash flows or stockholders' equity at December 31, 2002.

(d) In the fourth quarter 2003, we recorded a $35.1 million loss on early extinguishment of debt comprised of make-whole prepayment premiums, the write-off of certain unamortized debt issuance costs and other related costs due to the retirement of our senior secured notes and termination of our then existing credit facility.

	December 31,				
	2001	2002	2003	2004	2005
			(In thousands)		
Balance Sheet Data:					
Working capital	$ 335,590	$ 317,356	$ 476,703	$ 478,978	$ 572,939
Total assets	2,042,901	1,364,812	1,456,435	1,459,997	1,554,785
Long-term debt, net of current maturities	327,774	213,167	58,051	21,863	7,591
Convertible subordinated notes	172,500	172,500	442,500	442,500	442,500
Redeemable common stock	—	72,922	—	—	—
Total stockholders' equity	1,206,751	611,671	653,132	663,247	703,738

The consolidated financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP, which has ceased operations.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes thereto in Item 8 "Financial Statements and Supplementary Data." The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in "Uncertainty of Forward-Looking Statements and Information."

Introduction

We are a leading national provider of specialty contracting services, offering end-to-end network solutions to the electric power, gas, telecommunications, cable television and specialty services industries. We believe that we are the largest contractor servicing the transmission and distribution sector of the North American electric utility industry. We derive our revenues from one reportable segment. Our customers include electric power, gas, telecommunications and cable television companies, as well as commercial, industrial and governmental entities. We had consolidated revenues for the twelve months ended December 31, 2005 of approximately $1.9 billion, of which 67% was attributable to electric power and gas customers, 15% to telecommunications and cable television customers and 18% to ancillary services, such as inside electrical wiring, intelligent traffic networks, cable and control systems for light rail lines, airports and highways, and specialty rock trenching, directional boring and road milling for industrial and commercial customers.

Our customers include many of the leading companies in the industries we serve. We have developed strong strategic alliances with numerous customers and strive to develop and maintain our status as a preferred vendor to our customers. We enter into various types of contracts, including competitive unit price, cost-plus (or time and materials basis), and fixed price (or lump sum basis), the final terms and prices of which we frequently negotiate with the customer. Although the terms of our contracts vary considerably, most are made on either a unit price or fixed price basis in which we agree to do the work for a price per unit of work performed (unit price) or for a fixed amount for the entire project (fixed price). We complete a substantial majority of our fixed price projects within one year, while we frequently provide maintenance and repair work under open-ended unit price or cost-plus master service agreements that are renewable annually. Some of our customers require us to post performance and payment bonds upon execution of the contract, depending upon the nature of the work to be performed.

We generally recognize revenue on our unit price and cost-plus contracts when units are completed or services are performed. For our fixed price contracts, we typically record revenues as work on the contract progresses on a percentage-of-completion basis. Under this valuation method, revenue is recognized based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. Fixed price contracts generally include retainage provisions under which a percentage of the contract price is withheld until the project is complete and has been accepted by our customer.

Seasonality; Fluctuations of Results

Our revenues and results of operations can be subject to seasonal variations. These variations are influenced by weather, customer spending patterns, bidding seasons and holidays. Typically, our revenues are lowest in the first quarter of the year because cold, snowy or wet conditions cause delays. The second quarter is typically better than the first, as some projects begin, but continued cold and wet weather can often impact second quarter productivity. The third quarter is typically the best of the year, as a greater number of projects are underway and weather is more accommodating to work on projects. Revenues during the fourth quarter of the year are typically lower than the third quarter but higher than the second quarter. Many projects are completed in the fourth quarter and revenues often are impacted positively by customers seeking to spend their capital budget before the end of the year; however, the holiday season and inclement weather sometimes can cause delays.

Additionally, our industry can be highly cyclical. As a result, our volume of business may be adversely affected by declines in new projects in various geographic regions in the United States. The financial condition of our customers and their access to capital, variations in the margins of projects performed during any particular quarter, regional economic conditions, timing of acquisitions and the timing and magnitude of acquisition assimilation costs may also materially affect quarterly results. Accordingly, our operating results in any particular quarter or year may not be indicative of the results that can be expected for any other quarter or for any other year. You should read *"Outlook"* and *"Understanding Margins"* for additional discussion of trends and challenges that may affect our financial condition and results of operations.

Understanding Gross Margins

Our gross margin is gross profit expressed as a percentage of revenues. Cost of services consists primarily of salaries, wages and benefits to employees, depreciation, fuel and other equipment expenses, equipment rentals, subcontracted services, insurance, facilities expenses, materials and parts and supplies. Various factors — some controllable, some not — impact our gross margins on a quarterly or annual basis.

Seasonal and Geographical. As discussed above, seasonal patterns can have a significant impact on gross margins. Generally, business is slower in the winter months versus the warmer months of the year. This can be offset somewhat by increased demand for electrical service and repair work resulting from severe weather. In addition, the mix of business conducted in different parts of the country will affect margins, as some parts of the country offer the opportunity for higher gross margins than others.

Weather. Adverse or favorable weather conditions can impact gross margins in a given period. For example, in the first half of 2004, parts of the country experienced record snow or rainfall that negatively impacted our revenue and gross margin. In many cases, projects were delayed or had to be temporarily placed on hold. Conversely, in periods when weather remains dry and temperatures are accommodating, more work can be done, sometimes with less cost, which would have a favorable impact on gross margins. In some cases, as in the second half of 2004 and 2005, strong storms or hurricanes can provide us with high margin emergency service restoration work, which generally has a positive impact on margins.

Revenue Mix. The mix of revenue derived from the industries we serve will impact gross margins. Changes in our customers' spending patterns in each of the industries we serve can cause an imbalance in supply and demand and, therefore, affect margins and mix of revenue by industry served.

Service and Maintenance versus Installation. In general, installation work has a higher gross margin than maintenance work. This is because installation work is often obtained on a fixed price basis which has higher risk than other types of pricing arrangements. We typically derive approximately 50% of our revenue from maintenance work, which is performed under pre-established or negotiated prices or cost-plus pricing arrangements. Thus, a higher portion of installation work in a given quarter may result in a higher gross margin.

Subcontract Work. Work that is subcontracted to other service providers generally has lower gross margins. An increase in subcontract work in a given period may contribute to a decrease in gross margin. We typically subcontract approximately 10% - 15% of our work to other service providers.

Materials versus Labor. Margins may be lower on projects on which we furnish materials as material prices are generally more predictable than labor costs. Consequently, we generally are not able to mark up materials as much as labor costs. In a given period, a higher percentage of work that has a higher materials component may decrease overall gross margin.

Depreciation. We include depreciation in cost of services. This is common practice in our industry, but can make comparability to other companies difficult. This must be taken into consideration when comparing us to other companies.

Insurance. Gross margins could be impacted by fluctuations in insurance accruals related to our deductibles in the period in which such adjustments are made. As of December 31, 2005, we had a deductible of $1.0 million per occurrence related to employer's and general liability insurance and a deductible of $2.0 million per occurrence for automobile liability and workers' compensation insurance. We also have a non-union employee health care benefit plan that is subject to a deductible of $250,000 per claimant per year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation and related benefits to management, administrative salaries and benefits, marketing, office rent and utilities, communications, professional fees, bad debt expense, letter of credit fees and gains and losses on the sale of property and equipment.

Results of Operations

The following table sets forth selected statements of operations data and such data as a percentage of revenues for the years indicated (dollars in thousands):

	Year Ended December 31,					
	2003		2004		2005	
Revenues	$1,642,853	100.0%	$1,626,510	100.0%	$1,858,626	100.0%
Cost of services (including depreciation)	1,442,958	87.8	1,445,119	88.8	1,601,878	86.2
Gross profit	199,895	12.2	181,391	11.2	256,748	13.8
Selling, general and administrative expenses	178,219	10.9	171,537	10.6	188,203	10.1
Goodwill impairment	6,452	0.4	—	—	—	—
Income from operations	15,224	0.9	9,854	0.6	68,545	3.7
Interest expense	(31,822)	(1.9)	(25,067)	(1.5)	(23,949)	(1.3)
Interest income	1,065	0.1	2,551	0.1	7,416	0.4
Loss on early extinguishment of debt	(35,055)	(2.1)	—	—	—	—
Other income (expense), net	(2,481)	(0.2)	17	—	235	—
Income (loss) before income taxes	(53,069)	(3.2)	(12,645)	(0.8)	52,247	2.8
Provision (benefit) for income taxes	(18,080)	(1.1)	(3,451)	(0.2)	22,690	1.2
Net income (loss)	(34,989)	(2.1)	(9,194)	(0.6)	29,557	1.6
Dividends on preferred stock, net of forfeitures	(2,109)	(0.1)	—	—	—	—
Net income (loss) attributable to common stock	$ (32,880)	(2.0)%	$ (9,194)	(0.6)%	$ 29,557	1.6%

2005 compared to 2004

Revenues. Revenues increased $232.1 million, or 14.3%, to $1.86 billion for the year ended December 31, 2005, with revenues derived from the electric power and gas network services industry increasing by approximately $188.6 million, or 17.9%, revenues from the telecommunications and cable television network services industry increasing by approximately $16.5 million, or 6.1% and revenues from ancillary services increasing by approximately $27.0 million, or 9.0%. The increase in revenues is a result of a higher volume of work from increased spending by our customers in these industries due to the improving financial health of these customers. Revenues in 2005 were positively impacted by a larger volume of storm restoration services provided during 2005 to our electric power and gas customers after the impact of hurricanes in the south central and southeastern United States.

Gross profit. Gross profit increased $75.4 million, or 41.5%, to $256.7 million for the year ended December 31, 2005. As a percentage of revenues, gross margin increased from 11.2% for the year ended December 31, 2004 to 13.8% for the year ended December 31, 2005. Gross profit was favorably impacted by an increased volume of higher margin storm restoration services as discussed above. In addition, the increase in gross margins for the year ended December 31, 2005 over the year ended December 31, 2004 was attributable to higher margins on work from our electric power and gas network services customers, partially due to our margin enhancement initiatives, better weather in certain areas during the first half of 2005 and better overall fixed cost absorption as a result of higher revenues.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $16.7 million, or 9.7%, to $188.2 million for the year ended December 31, 2005. Salaries and benefits costs increased by $13.7 million associated with increased performance bonus costs, an increased number of personnel and cost of living adjustments. During the year ended December 31, 2004, we incurred $6.3 million in professional fees associated with meeting the requirements of the Sarbanes-Oxley Act of 2002 versus $1.0 million during the year ended December 31, 2005, partially due to the hiring of additional internal personnel, as discussed above; however, this decrease in professional fees was offset by incurring $5.7 million in higher costs during the year ended December 31, 2005 associated with our margin enhancement initiatives, increased bidding activity and ongoing litigation. In addition, net losses from sales of property and equipment increased from $0.9 million in 2004 to $3.5 million in 2005.

Interest expense. Interest expense decreased $1.1 million, or 4.5%, to $23.9 million for the year ended December 31, 2005, due to lower levels of debt outstanding.

Interest income. Interest income was $7.4 million for the year ended December 31, 2005, compared to $2.6 million for the year ended December 31, 2004. The increase in interest income primarily relates to a higher average cash balance and higher average interest rates for the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Provision (benefit) for income taxes. The provision for income taxes was $22.7 million for the year ended December 31, 2005, with an effective tax rate of 43.4%, compared to a benefit of $3.5 million for the year ended December 31, 2004, with an effective tax rate of 27.3%. The effective rate for income taxes for both periods differs from the statutory rate due to the impact of estimated non-deductible items on estimated income or loss and the recording of additional contingency reserves.

2004 compared to 2003

Revenues. Revenues were relatively constant at approximately $1.6 billion for the year ended December 31, 2004 compared to the year ended December 31, 2003. Revenues derived from the telecommunications and cable television network services industry decreased by approximately $86.5 million. This revenue decrease was primarily due to reduced capital spending by our cable customers as many of them continue to face significant financial pressures, which have negatively impacted the award of work to specialty contractors. Revenues derived from ancillary services decreased by approximately $3.0 million. These decreases were partially offset by increased revenues derived from the electric power and gas network services industry of approximately $73.2 million. Revenues were positively impacted by a larger volume of storm restoration services provided during the third quarter of 2004 to our electric power and gas customers in the Southeastern United States in the wake of four hurricanes. We have also become more selective in the jobs we pursue, and pricing pressures have contributed to lower revenues as the bidding environment has remained competitive.

Gross Profit. Gross profit decreased $18.5 million, or 9.3%, to $181.4 million for the year ended December 31, 2004. Gross margin decreased from 12.2% for the year ended December 31, 2003 to 11.2% for the year ended December 31, 2004. This decrease in gross margin resulted primarily from an incremental increase in the expense associated with our self-insured casualty insurance program of $13.0 million primarily due to higher than anticipated claims development during the third quarter of 2004. Additional negative margin impacts include pricing pressures on work performed for utility and cable customers, as well as cost overruns and weather delays on certain projects during the first quarter of 2004. These decreases were partially offset by a larger volume of higher margin storm restoration services performed during the third quarter of 2004.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased $6.7 million, or 3.7%, to $171.5 million for the year ended December 31, 2004. During the year ended December 31, 2003, we recorded $19.9 million in bad debt expense related primarily to notes receivable from one customer, compared to only $0.4 million during the year ended December 31, 2004. Excluding bad debt expense, selling, general and administrative expenses for the year ended December 31, 2004 increased approximately $12.8 million, primarily due to $9.3 million in increased professional fees which consisted of $6.3 million in fees associated with meeting the requirements of the Sarbanes-Oxley Act of 2002 and additional professional fees associated with a margin enhancement program, costs associated with the start up of our government solutions subsidiary, legal fees and the implementation of new safety initiatives. In addition, our non-cash compensation expense associated with the issuance of restricted stock increased $1.9 million for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Interest expense. Interest expense decreased $6.8 million, or 21.2%, to $25.1 million for the year ended December 31, 2004 due to the refinancing of the majority of our outstanding debt during the fourth quarter of 2003 at lower interest rates and a decrease in our long-term debt balance as of December 31, 2004 compared to December 31, 2003.

Interest income. Interest income was $2.6 million for the year ended December 31, 2004, compared to $1.1 million for the year ended December 31, 2003. The increase in interest income primarily relates to a higher average cash balance during 2004 compared to 2003.

Other income (expense), net. Other income was approximately $17,000 for the year ended December 31, 2004, compared to other expense of $2.5 million for the year ended December 31, 2003. Included in 2003 was a $2.9 million loss on the disposal of an investment in a fiber network. Excluding this loss, the decrease in other income (expense), net was $0.4 million.

Benefit for income taxes. The benefit for income taxes was $3.5 million for the year ended December 31, 2004, with an effective tax rate of 27.3%, compared to a benefit of $18.1 million for the year ended December 31, 2003, with an effective tax rate of 34.1%. The effective tax rates for both 2004 and 2003 were lower than the statutory rates due to the effect of certain expenses that we incur that are not deductible for tax purposes. The non-deductibility of these expenses has the effect of lowering the amount of tax benefit that we record associated with the losses we incurred.

Liquidity and Capital Resources

Cash Requirements

We anticipate that our cash on hand, which totaled $304.3 million as of December 31, 2005, our credit facility and our future cash flow from operations will provide sufficient cash to enable us to meet our future operating needs, debt service requirements and planned capital expenditures and to ensure our future ability to grow. Momentum in deployment of fiber to the premises or initiatives to rebuild the United States electric power grid may require a significant amount of additional working capital. However, we feel that we have adequate cash and availability under our credit facility to meet such needs.

Sources and Uses of Cash

As of December 31, 2005, we had cash and cash equivalents of $304.3 million, working capital of $572.9 million and long-term debt of $450.1 million, net of current maturities. Our long-term debt balance at that date included $442.5 million of convertible subordinated notes and $7.6 million of other debt. We also had $142.6 million of letters of credit outstanding under our credit facility.

During the year ended December 31, 2005, operating activities provided net cash flow of $82.4 million. Cash flow from operations is primarily influenced by demand for our services, operating margins and the type of services we provide. We used net cash in investing activities of $30.6 million, including $42.6 million used for capital expenditures, offset by $12.0 million of proceeds from the sale of equipment. We used net cash in financing activities of $13.2 million, resulting primarily from a $13.3 million net repayment under the term loan portion of the credit facility in order to be able to issue additional letters of credit.

Debt Instruments

Credit Facility

As of December 31, 2005, we had a $182.0 million credit facility with various lenders. The credit facility consisted of a $147.0 million letter of credit facility maturing on June 19, 2008, which also provides for term loans, and a $35.0 million revolving credit facility maturing on December 19, 2007, which provides for revolving loans and letters of credit. The maximum availability under the letter of credit facility will be automatically reduced by $1.5 million on December 31 of each year until maturity.

As of December 31, 2005, we were required to maintain total borrowings outstanding under the letter of credit facility equal to the $147.0 million available through a combination of letters of credit or term loans. We had approximately $139.3 million of letters of credit issued under the letter of credit facility and $7.5 million of the letter of credit facility outstanding as a term loan. The remaining $0.2 million was available for issuing new letters of credit. In the event that we desire to issue additional letters of credit under the letter of credit facility, we are required to make cash repayments of debt outstanding under the term loan portion of the letter of credit facility in an amount that approximates the additional letters of credit to be issued.

Under the letter of credit facility, we are subject to a fee of either 3.00% or 3.25% of the letters of credit outstanding, depending upon the occurrence of certain events, plus an additional 0.15% of the amount outstanding to the extent the funds in the deposit account linked to the letter of credit facility do not earn interest equal to the London Interbank Offering Rate (LIBOR). Term loans under the letter of credit facility bear interest at a rate equal to either the Eurodollar Rate (as defined in the credit facility) or the Base Rate (as described below), in each case plus 3.00% or 3.25% depending upon the occurrence of certain events. The Base Rate equals the higher of (i) the Federal Funds Rate (as defined in the credit facility) plus 1/2 of 1% and (ii) the bank's prime rate. The weighted average interest rate for the twelve months ended December 31, 2004 and 2005 associated with amounts under the term loan was 4.44% and 6.41%.

As of December 31, 2005, we had approximately $3.3 million of letters of credit issued under the revolving credit facility, and borrowing availability of $31.7 million under the revolving credit facility. Amounts borrowed under the revolving credit facility bear interest at our option at a rate equal to either (a) the Eurodollar Rate plus 1.75% to 3.00%, as determined by the ratio of our total funded debt to EBITDA, or (b) the Base Rate plus 0.25% to 1.50%, as determined by the ratio of our total funded debt to EBITDA. Letters of credit issued under the revolving credit facility are subject to a letter of credit fee of 1.75% to 3.00%, based on the ratio of our total funded debt to EBITDA. If we choose to cash collateralize letters of credit issued under the revolving credit facility, those letters of credit will be subject to a letter of credit fee of 0.50%. We are also subject to a commitment fee of 0.375% to 0.625%, based on the ratio of our total funded debt to EBITDA, on any unused availability under the revolving credit facility.

The credit facility contains certain covenants, including a maximum funded debt to EBITDA ratio, a maximum senior debt to EBITDA ratio, a minimum interest coverage ratio, a minimum asset coverage ratio and a minimum consolidated net worth covenant, in each case as specified in the credit facility. As of December 31, 2005, we were in compliance with all of our covenants. However, other conditions such as, but not limited to, unforeseen project delays or cancellations, adverse weather conditions or poor contract performance, could adversely affect our ability to comply with its covenants in the future. The credit facility also limits acquisitions, capital expenditures and asset sales and, subject to certain exceptions, prohibits liens on material assets. The credit facility also includes limits on the payment of dividends and stock repurchase programs, which for 2006 and in any fiscal year thereafter is an annual aggregate amount up to twenty-five percent of our consolidated net income (plus the amount of non-cash charges that reduced such consolidated net income) for the prior fiscal year. The credit facility does not limit dividend payments or other distributions payable solely in capital stock. The credit facility carries cross-default provisions with all of our other debt instruments exceeding $2.0 million in borrowings and our continuing indemnity and security agreement with our surety.

The credit facility is secured by a pledge of all of the capital stock of our U.S. subsidiaries, 65% of the capital stock of our foreign subsidiaries and substantially all of our assets. Borrowings under the credit facility are to be used for working capital, capital expenditures and for other general corporate purposes. Our U.S. subsidiaries guarantee the repayment of all amounts due under the credit facility. Our obligations under the credit facility constitute designated senior indebtedness under our 4.0% and 4.5% convertible subordinated notes.

4.0% Convertible Subordinated Notes

As of December 31, 2005, we had $172.5 million of 4.0% convertible subordinated notes outstanding. These 4.0% convertible subordinated notes are convertible into shares of our common stock at a price of

$54.53 per share, subject to adjustment as a result of certain events. The resale of the notes and the shares issuable upon conversion thereof was registered for the benefit of the holders in a shelf registration statement filed with the Securities and Exchange Commission (SEC). These 4.0% convertible subordinated notes require semi-annual interest payments on July 1 and December 31 until the notes mature on July 1, 2007. We have the option to redeem some or all of the 4.0% convertible subordinated notes at specified redemption prices, together with accrued and unpaid interest; however, early redemption is prohibited by our credit facility. If certain fundamental changes occur, as described in the indenture under which we issued the 4.0% convertible subordinated notes, holders of the 4.0% convertible subordinated notes may require us to purchase all or part of their notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

4.5% Convertible Subordinated Notes

As of December 31, 2005, we had $270.0 million of 4.5% convertible subordinated notes outstanding. These 4.5% convertible subordinated notes are convertible into shares of our common stock at a price of $11.14 per share, subject to adjustment as a result of certain events. The resale of the notes and the shares issuable upon conversion thereof was registered for the benefit of the holders in a shelf registration statement filed with the SEC. The 4.5% convertible subordinated notes require semi-annual interest payments on April 1 and October 1 until the notes mature on October 1, 2023.

The 4.5% convertible subordinated notes are convertible by the holder (i) during any fiscal quarter if the last reported sale price of our common stock is greater than or equal to 120% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of such fiscal quarter, (ii) during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate, (iii) upon us calling the notes for redemption or (iv) upon the occurrence of specified corporate transactions. If the notes become convertible under any of these circumstances, we have the option to deliver cash, shares of our common stock or a combination thereof. The amount of any cash that we deliver will be determined based on the principal amount of the notes converted divided by the conversion price multiplied by the average trading price of our common stock. The maximum number of shares of common stock that could be issued under these circumstances is equal to the principal amount of the notes divided by the conversion price. During the fourth quarter of 2005, the market price condition described in clause (i) above was satisfied, and the notes are presently convertible at the option of each holder. The conversion period will expire on March 31, 2006, but may resume upon the satisfaction of the market condition or other conditions in future periods.

Beginning October 8, 2008, we can redeem for cash some or all of the 4.5% convertible subordinated notes at the principal amount thereof plus accrued and unpaid interest; however, early redemption is prohibited by our credit facility. The holders of the 4.5% convertible subordinated notes may require us to repurchase all or some of their notes at the principal amount thereof plus accrued and unpaid interest on October 1, 2008, 2013 or 2018, or upon the occurrence of a fundamental change, as defined by the indenture under which we issued the notes. We must pay any required repurchase on October 1, 2008 in cash. For all other required repurchases, we have the option to deliver cash, shares of our common stock or a combination thereof to satisfy our repurchase obligation. We presently do not anticipate using stock to satisfy any future repurchase obligations. If we were to satisfy the obligation with shares of our common stock, the number of shares delivered would equal the dollar amount to be paid in common stock divided by 98.5% of the market price of our common stock, as defined by the indenture. The number of shares to be issued under this circumstance is not limited. The right to settle for shares of common stock can be surrendered by us. The 4.5% convertible subordinated notes carry cross-default provisions with our credit facility and any of our other debt instruments exceeding $10.0 million in borrowings.

Off-Balance Sheet Transactions

As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our significant off-balance sheet transactions include liabilities associated with non-cancelable operating leases, letter of credit obligations and surety guarantees. We have not engaged in any off-balance sheet financing arrangements through special purpose entities.

Leases

We enter into non-cancelable operating leases for many of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for use of facilities, vehicles and equipment rather than purchasing them. We may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease.

We have guaranteed the residual value of the underlying assets under certain of our equipment operating leases at the date of termination of such leases. We have agreed to pay any difference between this residual value and the fair market value of each underlying asset as of the lease termination date. As of December 31, 2005, the maximum guaranteed residual value was approximately $90.8 million. We believe that no significant payments will be made as a result of the difference between the fair market value of the leased equipment and the guaranteed residual value. However, there can be no assurance that future significant payments will not be required.

Letters of Credit

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. In addition, from time to time some customers require us to post letters of credit to ensure payment to our subcontractors and vendors under those contracts and to guarantee performance under our contracts. Such letters of credit are generally issued by a bank or similar financial institution. The letter of credit commits the issuer to pay specified amounts to the holder of the letter of credit if the holder demonstrates that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the issuer of the letter of credit. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement. We do not believe that it is likely that any claims will be made under a letter of credit in the foreseeable future.

As of December 31, 2005, we had $142.6 million in letters of credit outstanding under our credit facility primarily to secure obligations under our casualty insurance program. These are irrevocable stand-by letters of credit with maturities expiring at various times throughout 2006. Upon maturity, it is expected that the majority of these letters of credit will be renewed for subsequent one-year periods. We have agreed to issue up to $4.5 million in additional letters of credit during 2006, primarily related to our casualty insurance program.

Performance Bonds

Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. Under our continuing indemnity and security agreement with the surety, we have posted letters of credit in the amount of $15.0 million in favor of the surety and, with the consent of our lenders under our credit facility, we have granted security interests in certain of our assets to collateralize our obligations to the surety. We may be required to post additional letters of credit or other collateral in favor of the surety or our customers in the future. Posting letters of credit in favor of the surety or our customers also will reduce the borrowing availability under our credit facility. To date, we have not been required to make any reimbursements to the surety for bond-related costs. We believe that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future. As of December 31, 2005, an aggregate of approximately $577.2 million in original face amount of bonds issued by the surety were outstanding. Our estimated cost to complete these bonded projects was approximately $147.8 million as of December 31, 2005.

Contractual Obligations

As of December 31, 2005, our future contractual obligations are as follows (in thousands):

	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt — principal	$451,758	$ 1,667	$172,591	$277,500	$ —	$ —	$ —
Long-term debt — interest	43,763	19,050	15,600	9,113	—	—	—
Capital lease obligations, including interest	596	596	—	—	—	—	—
Operating lease obligations	77,110	20,643	14,469	12,716	10,931	9,119	9,232
Total	$573,227	$41,956	$202,660	$299,329	$10,931	$9,119	$9,232

Excluded from the above table is interest associated with borrowings under the credit facility because both the amount borrowed and applicable interest rate are variable. The principal amount borrowed under the credit facility included in the above table is $7.5 million due in 2008, which bears interest at a rate of 7.50% as of December 31, 2005. In addition, our multi-employer pension plan contributions are determined annually based on our union employee payrolls, which cannot be determined for future periods in advance.

Concentration of Credit Risk

We grant credit under normal payment terms, generally without collateral, to our customers, which include electric power and gas companies, telecommunications and cable television system operators, governmental entities, general contractors, and builders, owners and managers of commercial and industrial properties located primarily in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. However, we generally have certain statutory lien rights with respect to services provided. Under certain circumstances such as foreclosures or negotiated settlements, we may take title to the underlying assets in lieu of cash in settlement of receivables. As previously discussed herein, our customers have experienced significant financial difficulties. These economic conditions expose us to increased risk related to collectibility of receivables for services we have performed. No customer accounted for more than 10% of accounts receivable as of December 31, 2004 or 2005 or revenues for the years ended December 31, 2003, 2004 or 2005.

Litigation

We are from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or, property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on our financial position, results of operations or cash flows.

Related Party Transactions

In the normal course of business, we enter into transactions from time to time with related parties. These transactions typically take the form of facility leases with prior owners of certain acquired companies.

Inflation

Due to relatively low levels of inflation experienced during the years ended December 31, 2003, 2004 and 2005, inflation did not have a significant effect on our results.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires companies to account for stock-based compensation awards based on the fair value of the awards at the date they are granted. The resulting compensation cost would be shown as an expense in the consolidated statements of operations. This statement is effective for us as of the beginning of the first quarter of 2006. SFAS No. 123(R) permits adoption using one of two methods: 1) a "modified prospective" method, in which compensation cost is recognized beginning on the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date and 2) a "modified retrospective" method that includes the requirements above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures of all prior periods presented. We plan to adopt SFAS No. 123(R) using the "modified prospective" method. As discussed above, we currently account for share-based payments to employees using the intrinsic value method and, as such, generally recognize no compensation cost for stock option awards and stock issued pursuant to our Employee Stock Purchase Plan (ESPP). As we have not issued stock options since 2002 and have terminated our ESPP during 2005, we do not expect the adoption of SFAS No. 123(R) to have a significant impact on our reported results of operations. However, had we adopted SFAS No. 123(R) in the periods presented, the impact on results of operations would have approximated the impact of SFAS No. 123 as presented in Note 2 to Notes to Consolidated Financial Statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29," which modifies the existing guidance on accounting for nonmonetary transactions to eliminate an exception under which certain exchanges of similar productive nonmonetary assets were not accounted for at fair value. SFAS No. 153 instead provides a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement must be applied to nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We will adopt SFAS No. 153 in the first quarter of 2006, but we do not anticipate that the adoption of SFAS No. 153 will have a material impact on our financial position, results of operations or cash flows, as we do not often enter into transactions for the exchange of nonmonetary assets.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt the provisions of SFAS No. 154 beginning in fiscal year 2006; however as we cannot anticipate changes in accounting principles, we cannot estimate whether or not SFAS No. 154 will have a material impact on our financial position, results of operations or cash flows.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities known to exist at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates. Management has reviewed its development and selection of critical accounting estimates with the audit committee of our board of directors. We believe the following accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. We recognize revenue when services are performed except when work is being performed under a fixed price contract. Revenues from fixed price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Such contracts generally provide that the customer accept completion of progress to date and compensate us for services rendered, measured typically in terms of units installed, hours expended or some other measure of progress. Contract costs typically include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined.

Self-Insurance. We are insured for employer's liability and general liability claims, subject to a deductible of $1.0 million per occurrence, and for auto liability and workers' compensation subject to a deductible of $2.0 million per occurrence. We also have a non-union employee health care benefit plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported, with assistance from a third-party actuary. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate.

Our casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 has been experiencing financial distress but is currently paying valid claims. In the event that this insurer's financial situation further deteriorates, we may be required to pay certain obligations that otherwise would have been paid by this insurer. We estimate that the total future claim amount that this insurer is currently obligated to pay on our behalf for the above mentioned policy periods is approximately $4.7 million; however, our estimate of the potential range of these future claim amounts is between $3.0 million and $8.0 million. The actual amounts ultimately paid by us in connection with such claims, if any, may vary materially from the above range and could be impacted by further claims development and the extent to which the insurer could not honor its obligations. In any event, we do not expect any failure by this insurer to honor its obligations to us to have a material adverse impact on our financial condition; however, the impact could be material to our results of operations or cash flow in a given period. We continue to monitor the financial situation of this insurer and analyze any alternative actions that could be pursued.

Valuation of Intangibles and Long-Lived Assets. SFAS No. 142 provides that goodwill and other intangible assets that have indefinite useful lives not be amortized but, instead, must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other nonamortized intangible assets for impairment. SFAS No. 142 does not allow increases in the carrying value of reporting units that may result from our impairment test; therefore, we may record goodwill impairments in the future, even when the aggregate fair value of our reporting units and the company as a whole may increase. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances may include a significant change in business climate or a loss of key personnel, among others. SFAS No. 142 requires that management make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such asset is necessary. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value. In addition, we estimate the useful lives of our long-lived assets and other intangibles. We periodically review factors to determine whether these lives are appropriate. Net gains or losses from the sale of property and equipment are reflected in Selling, General and Administrative Expenses.

Current and Non-Current Accounts and Notes Receivable and Provision for Doubtful Accounts. We provide an allowance for doubtful accounts when collection of an account or note receivable is considered doubtful. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates relating to, among others, our customer's access to capital, our customer's willingness or ability to pay, general economic conditions and the ongoing relationship with the customer. Certain of our customers, several of them large public telecommunications carriers and utility customers, have experienced financial difficulties. Should any major customers continue to experience difficulties or file for bankruptcy, or should anticipated recoveries relating to the receivables in existing bankruptcies and other workout situations fail to materialize, we could experience reduced cash flows and losses in excess of current reserves. In addition, material changes in our customers' revenues or cash flows could affect our ability to collect amounts due from them.

Stock-Based Compensation. Through December 31, 2005, we accounted for our stock-based compensation under APB Opinion No. 25. Under this accounting method, no compensation expense is recognized in the consolidated statements of operations if no intrinsic value of the stock-based compensation award exists at the date of grant. As discussed previously, in December 2004, the FASB issued SFAS No. 123(R), requiring companies to account for stock-based compensation awards based on the fair value of the awards at the date they are granted. The resulting compensation cost would be shown as an expense in the consolidated statements of operations. SFAS No. 123(R) is effective for us as of the beginning of the first quarter of 2006. Until effective, disclosure is required as to what net income and earnings per share would have been had the fair value method been followed for our stock option awards outstanding under the 2001 Stock Incentive Plan and the stock issuances under our ESPP. Our existing pro forma disclosure is included in Note 2 to Notes to Consolidated Financial Statements. For the stock options, the fair market value of each grant was estimated on the date of grant using the Black-Scholes option-pricing model. The last stock option grant to an employee occurred in November 2002. The expense recognition for the restricted stock awards is the same under APB Opinion No. 25 and SFAS No. 123(R) with expense being recognized in the financial statements.

Income Taxes. We follow the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled.

We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain and we maintain an allowance for tax contingencies that we believe is adequate. The estimation of required valuation allowances includes estimates of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from our estimates, we may not realize deferred tax assets to the extent we have estimated.

Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

Utilities across the country are regaining their financial health and, we believe, are making plans to increase spending on their transmission and distribution systems. As a result, we anticipate more extensive pole change outs, line upgrades and maintenance projects on many systems over the next several quarters. Further, the recently enacted Energy Policy Act of 2005 requires the power industry to meet federal reliability standards for their transmission and distribution systems and provides further incentives to the industry to invest in and improve maintenance on their systems. While this Act is likely to stimulate spending by our customers, we do not expect to begin to realize the benefits of this spending for at least twelve to twenty-four months.

We believe the historic downturn of the telecommunications industry has reached bottom and that the industry has stabilized. Further, we are beginning to see indications of improvement for the industry. There are several telecommunications initiatives currently in discussion and underway by several wireline carriers and government organizations that could provide us with pockets of opportunity in the future, particularly from fiber to the premises (FTTP) and fiber to the node (FTTN) initiatives. Such initiatives have been announced by Verizon and SBC (now AT&T), and municipalities and other government jurisdictions have also become active in these initiatives.

We believe the impact of mergers within the wireless industry on these customers has begun to lessen. As a result, we anticipate increased spending by these customers on their networks. In addition, several wireless companies have announced plans to increase their cell site deployment plans over the next year, including the expansion of third generation technology.

Spending in the cable television industry remains flat. However, with several telecommunications companies increasing the pace of their FTTP and FTTN projects that will enable them to offer TV services via fiber to their customers, such initiatives could serve as a catalyst for the cable industry to begin a new network upgrade cycle to expand its service offerings in an effort to retain and attract customers.

With the stabilization of several of our markets and our margin enhancement initiatives, we have begun to see our gross margins generally improve as well. While operating conditions are still abnormal and many challenges remain, we are also beginning to see some opportunity for margins to improve, but they are not expected to return to historical levels in the near term. To the extent that our primary markets remain stable or begin to improve, margins should continue to gradually improve.

We continue to focus on the elements of the business we can control, including cost control, the margins we accept on projects, collecting receivables, ensuring quality service and rightsizing initiatives to match the markets we serve. These initiatives include aligning our workforce with our current revenue base, evaluating opportunities to reduce the number of field offices and evaluating our non-core assets for potential sale. Such initiatives could result in future charges related to, among others, severance, facilities shutdown and consolidation, property disposal and other exit costs.

Capital expenditures in 2006 are expected to be approximately $60.0 million. A majority of the expenditures will be for operating equipment. We expect expenditures for 2006 to be funded substantially through internal cash flows and, to the extent necessary, from cash on hand.

We believe that we are adequately positioned to capitalize upon opportunities in the industries we serve because of our proven full-service operating units with broad geographic reach, financial capability and technical expertise.

Uncertainty of Forward-Looking Statements and Information

This Annual Report on Form 10-K includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "may, ""will," "should," "could," "expect," "believe" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

- Projected operating or financial results;
- Expectations regarding capital expenditures;
- The effects of competition in our markets;
- The benefits of the Energy Policy Act of 2005;
- The current economic condition in the industries we serve;
- Our ability to achieve cost savings; and
- The effects of any acquisitions and divestitures we may make.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following:

- Quarterly variations in our operating results;
- Adverse changes in economic conditions in the markets served by us or by our customers;
- Our ability to effectively compete for market share;
- Estimates and assumptions in determining our financial results;
- Beliefs and assumptions about the collectibility of receivables;
- The inability of our customers to pay for services following a bankruptcy or other financial difficulty;
- The financial distress of our casualty insurance carrier that may require payment for losses that would otherwise be insured;
- Liabilities for claims that are not self-insured or for claims that our casualty insurance carrier fails to pay;
- Potential liabilities relating to occupational health and safety matters;
- Estimates relating to our use of percentage-of-completion accounting;
- Our dependence on fixed price contracts;
- Rapid technological and structural changes that could reduce the demand for the services we provide;
- Our ability to obtain performance bonds;
- Cancellation provisions within our contracts and the risk that contracts expire and are not renewed;
- Replacement of our contracts as they are completed or expire;
- Our ability to effectively integrate the operations of businesses we acquire;
- Retention of key personnel and qualified employees;
- The impact of our unionized workforce on our operations and on our ability to complete future acquisitions;
- Our growth outpacing our infrastructure;
- Risks associated with expanding our business in international markets;
- Potential exposure to environmental liabilities;
- Requirements relating to governmental regulation;

- Our ability to continue to meet the requirements of the Sarbanes-Oxley Act of 2002;
- The cost of borrowing, availability of credit, debt covenant compliance and other factors affecting our financing activities;
- Our ability to generate internal growth;
- Our ability to successfully identify and complete acquisitions;
- The adverse impact of goodwill impairments; and
- The potential conversion of our outstanding 4.5% convertible subordinated notes into cash and/or common stock.

Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements or that are otherwise included in this report. In addition, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this report.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk related to potential adverse changes in interest rates. Management does not generally use derivative financial instruments for trading or to speculate on changes in interest rates or commodity prices. Management is actively involved in monitoring exposure to market risk and continues to develop and utilize appropriate risk management techniques. We are not exposed to any other significant market risks, foreign currency exchange risk or interest rate risk from the use of derivative financial instruments.

The sensitivity analysis below, which illustrates our hypothetical potential market risk exposure to interest rate fluctuations, estimates the effects of hypothetical sudden and sustained changes in the applicable market conditions on 2005 earnings. The sensitivity analysis presented does not consider any additional actions we may take to mitigate our exposure to such changes. The hypothetical changes and assumptions may be different from what actually occurs in the future.

Interest Rates. As of December 31, 2005, we had no derivative financial instruments to manage interest rate risk. As such, we are exposed to earnings and fair value risk due to changes in interest rates with respect to our long-term obligations. As of December 31, 2004 and 2005, the fair value of our fixed-rate debt of $449.8 million and $444.8 million was approximately $469.3 million and $520.1 million, based upon current market prices. As of December 31, 2004, the fair value of our variable rate debt of $20.8 million approximated book value and the detrimental effect on our pretax earnings of a hypothetical 50 basis point increase in variable interest rates would be approximately $0.1 million. As of December 31, 2005, the fair value of our variable rate debt of $7.5 million approximated book value and the detrimental effect on our pretax earnings of a hypothetical 50 basis point increase in variable interest rates would be approximately $37,500.

ITEM 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF MANAGEMENT

Management's Report on Financial Information and Procedures

The accompanying financial statements of Quanta Services, Inc. and its subsidiaries were prepared by management. These financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2005.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurances and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Quanta Services, Inc.

We have completed integrated audits of Quanta Services, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Quanta Services, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting, which appears on the preceding page, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Houston, Texas
March 1, 2006

QUANTA SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share information)

	December 31, 2004	December 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 265,560	$ 304,267
Accounts receivable, net of allowances of $9,607 and $6,566, respectively	348,828	431,584
Costs and estimated earnings in excess of billings on uncompleted contracts	42,092	38,053
Inventories	18,849	25,717
Prepaid expenses and other current assets	24,707	31,389
Total current assets	700,036	831,010
Property and equipment, net	314,983	286,606
Accounts and notes receivable, net of allowances of $42,953, respectively	19,920	15,229
Other assets, net	36,438	33,583
Goodwill and other intangibles, net	388,620	388,357
Total assets	$1,459,997	$1,554,785
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ 6,236	$ 2,252
Accounts payable and accrued expenses	203,656	241,811
Billings in excess of costs and estimated earnings on uncompleted contracts	11,166	14,008
Total current liabilities	221,058	258,071
Long-term debt, net of current maturities	21,863	7,591
Convertible subordinated notes	442,500	442,500
Deferred income taxes and other non-current liabilities	111,329	142,885
Total liabilities	796,750	851,047
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, $.00001 par value, 300,000,000 shares authorized, 117,396,252 and 118,771,776 shares issued and 116,127,551 and 117,153,038 shares outstanding, respectively	—	—
Limited Vote Common Stock, $.00001 par value, 3,345,333 shares authorized, and 1,011,780 shares issued and outstanding, respectively	—	—
Additional paid-in capital	1,083,796	1,096,795
Deferred compensation	(7,217)	(6,448)
Accumulated deficit	(398,679)	(369,122)
Treasury stock, 1,268,701 and 1,618,738 common shares, at cost	(14,653)	(17,487)
Total stockholders' equity	663,247	703,738
Total liabilities and stockholders' equity	$1,459,997	$1,554,785

The accompanying notes are an integral part of these consolidated financial statements.

QUANTA SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share information)

	Year Ended December 31,		
	2003	2004	2005
Revenues	$1,642,853	$1,626,510	$1,858,626
Cost of services (including depreciation)	1,442,958	1,445,119	1,601,878
Gross profit	199,895	181,391	256,748
Selling, general and administrative expenses	178,219	171,537	188,203
Goodwill impairments	6,452	—	—
Income from operations	15,224	9,854	68,545
Other income (expense):			
Interest expense	(31,822)	(25,067)	(23,949)
Interest income	1,065	2,551	7,416
Loss on early extinguishment of debt	(35,055)	—	—
Other, net	(2,481)	17	235
Income (loss) before income taxes	(53,069)	(12,645)	52,247
Provision (benefit) for income taxes	(18,080)	(3,451)	22,690
Net income (loss)	(34,989)	(9,194)	29,557
Dividends on preferred stock, net of forfeitures	(2,109)	—	—
Net income (loss) attributable to common stock	$ (32,880)	$ (9,194)	$ 29,557
Earnings (loss) per share:			
Basic earnings (loss) per share	$ (0.30)	$ (0.08)	$ 0.26
Diluted earnings (loss) per share	$ (0.30)	$ (0.08)	$ 0.25
Shares used in computing earnings (loss) per share:			
Basic	110,906	114,441	115,756
Diluted	110,906	114,441	116,634

The accompanying notes are an integral part of these consolidated financial statements.

QUANTA SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2003	2004	2005
Cash Flows from Operating Activities:			
Net income (loss) attributable to common stock	$(32,880)	$ (9,194)	$ 29,557
Adjustments to reconcile net income (loss) attributable to common stock to ne cash provided by operating activities —			
Goodwill impairment	6,452	—	—
Depreciation and amortization	60,105	60,356	55,406
Loss on sale of property and equipment	1,347	924	3,515
Provision for doubtful accounts	19,890	359	1,988
Loss on early extinguishment of debt	35,055	—	—
Deferred income tax provision (benefit)	37,532	(13,080)	8,797
Amortization of deferred compensation	2,766	4,632	4,973
Dividends of preferred stock, net of forfeitures	(2,109)	—	—
Loss on disposition of fiber network	2,945	—	—
Changes in operating assets and liabilities, net of non-cash transactions — (Increase) decrease in —			
Accounts and notes receivable	(2,614)	31,060	(80,053)
Costs and estimated earnings in excess of billings on uncompleted contracts	7,283	2,385	3,904
Inventories	1,837	(2,450)	(6,868)
Prepaid expenses and other current assets	(21,290)	27,868	113
Increase (decrease) in —			
Accounts payable and accrued expenses and other non-current liabilities	(3,948)	39,316	55,008
Billings in excess of costs and estimated earnings on uncompleted contracts	604	(5,949)	2,842
Other, net	4,208	7,853	3,248
Net cash provided by operating activities	117,183	144,080	82,430
Cash Flows from Investing Activities:			
Proceeds from sale of property and equipment	3,168	4,884	12,000
Additions of property and equipment	(35,943)	(38,971)	(42,556)
Cash (restricted) released for self-insurance programs	(9,293)	8,943	—
Net cash used in investing activities	(42,068)	(25,144)	(30,556)
Cash Flows from Financing Activities:			
Borrowings under credit facility	56,000	—	14,000
Payments under credit facility	—	(35,200)	(27,300)
Proceeds from other long-term debt	274,856	4,898	1,244
Payments on other long-term debt	(217,590)	(4,684)	(6,200)
Debt issuance and amendment costs	(12,102)	(1,234)	(41)
Issuances of stock	7,103	3,048	4,284
Cash portion of loss on early extinguishment of debt	(31,675)	—	—
Exercise of stock options	18	170	846
Net cash provided by (used in) financing activities	76,610	(33,002)	(13,167)
Net Increase in Cash and Cash Equivalents	151,725	85,934	38,707
Cash and Cash Equivalents, beginning of year	27,901	179,626	265,560
Cash and Cash Equivalents, end of year	$179,626	$265,560	$304,267
Supplemental Disclosure of Cash Flow Information: Cash (paid) received during the year for —			
Interest paid	$(30,794)	$(21,128)	$(16,859)
Income tax paid	(1,871)	(1,014)	(2,403)
Income tax refunds	44,011	31,305	1,058

The accompanying notes are an integral part of these consolidated financial statements.

QUANTA SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share information)

	Series A Convertible Preferred Stock		Common Stock		Limited Vote Common Stock		Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance, December 31, 2002	3,199,961	$—	69,706,528	$—	1,083,750	$—	$ 980,303	$ (302)	$(356,605)	$(11,725)	$611,671
Conversion of Series A Preferred Stock to common stock	(3,199,961)	—	15,999,805	—	—	—	—	—	—	—	—
Issuances of stock under preemptive rights agreement	—	—	1,201,128	—	—	—	3,570	—	—	—	3,570
Redeemable common stock reclassification	—	—	24,307,410	—	—	—	72,922	—	—	—	72,922
Issuances of stock under ESPP	—	—	1,148,632	—	—	—	3,533	—	—	—	3,533
Conversion of Limited Vote Common Stock to common stock	—	—	16,000	—	(16,000)	—	—	—	—	—	—
Restricted stock activity	—	—	3,113,115	—	—	—	9,823	(7,057)	—	—	2,766
Stock options exercised	—	—	7,157	—	—	—	18	—	—	—	18
Income tax benefit from long-term incentive plans	—	—	—	—	—	—	231	—	—	—	231
Other	—	—	—	—	—	—	1,301	—	—	—	1,301
Net (loss) attributable to common stock	—	—	—	—	—	—	—	—	(32,880)	—	(32,880)
Balance, December 31, 2003	—	—	115,499,775	—	1,067,750	—	1,071,701	(7,359)	(389,485)	(11,725)	663,132
Issuances of stock under ESPP	—	—	537,479	—	—	—	3,048	—	—	—	3,048
Conversion of Limited Vote Common Stock to common stock	—	—	55,970	—	(55,970)	—	—	—	—	—	—
Restricted stock activity	—	—	5,977	—	—	—	4,497	142	—	(2,928)	1,711
Stock options exercised	—	—	28,350	—	—	—	170	—	—	—	170
Income tax benefit from long-term incentive plans	—	—	—	—	—	—	2,574	—	—	—	2,574
Other	—	—	—	—	—	—	1,806	—	—	—	1,806
Net (loss)	—	—	—	—	—	—	—	—	(9,194)	—	(9,194)
Balance, December 31, 2004	—	—	116,127,551	—	1,011,780	—	1,083,796	(7,217)	(398,679)	(14,653)	663,247
Issuances of stock under ESPP	—	—	674,759	—	—	—	4,284	—	—	—	4,284
Restricted stock activity	—	—	238,800	—	—	—	4,204	769	—	(2,834)	2,139
Stock options exercised	—	—	111,928	—	—	—	846	—	—	—	846
Income tax benefit from long-term incentive plans	—	—	—	—	—	—	2,011	—	—	—	2,011
Other	—	—	—	—	—	—	1,654	—	—	—	1,654
Net income	—	—	—	—	—	—	—	—	29,557	—	29,557
Balance, December 31, 2005	—	$—	117,153,038	$—	1,011,780	$—	$1,096,795	$(6,448)	$(369,122)	$(17,487)	$703,738

The accompanying notes are an integral part of these consolidated financial statements.

QUANTA SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

Quanta Services, Inc. (Quanta) is a leading provider of specialized contracting services, offering end-to-end network solutions to the electric power, gas, telecommunications and cable television industries. Quanta's comprehensive services include designing, installing, repairing and maintaining network infrastructure.

In the course of its operations, Quanta is subject to certain risk factors including, but not limited to, risks related to significant fluctuations in quarterly results, economic downturns, competition, use of estimates and assumptions in determining financial results, collectibility of receivables, being self-insured against potential liabilities or for claims that Quanta's insurance carriers fail to pay, occupational health and safety matters, use of percentage-of-completion accounting, contract terms, rapid technological and structural changes in the industries Quanta serves, ability to provide surety bonds, replacing cancelled or completed contracts, acquisition integration and financing, dependence on key personnel, unionized workforce, availability of qualified employees, management of growth, operations in international markets, potential exposure to environmental liabilities, the pursuit of work in the government arena, the requirements of the Sarbanes-Oxley Act of 2002, access to capital, internal growth and operating strategies, recoverability of goodwill, identification and completion of acquisitions, the convertibility of Quanta's convertible subordinated notes and anti-takeover measures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements of Quanta include the accounts of Quanta and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Unless the context requires otherwise, references to Quanta include Quanta and its consolidated subsidiaries.

Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities known to exist as of the date the financial statements are published and the reported amount of revenues and expenses recognized during the periods presented. Quanta reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustments prior to their publication. Judgments and estimates are based on Quanta's beliefs and assumptions derived from information available at the time such judgments and estimates are made. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates are primarily used in Quanta's assessment of the allowance for doubtful accounts, valuation of inventory, useful lives of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, revenue recognition under percentage-of-completion accounting and provision for income taxes.

Cash and Cash Equivalents

Quanta considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Current and Long-Term Accounts and Notes Receivable and Allowance for Doubtful Accounts

Quanta provides an allowance for doubtful accounts when collection of an account or note receivable is considered doubtful. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates including, among others, the customer's access to capital, the customer's willingness or ability to pay, general economic conditions and the ongoing relationship with the customer. Under certain circumstances such as foreclosures or negotiated settlements, Quanta may take title to the underlying assets in lieu of cash in settlement of receivables. As of December 31, 2005, Quanta has provided allowances for doubtful accounts of approximately $49.5 million. Certain of Quanta's customers, several of them large public telecommunications carriers and utility customers, have experienced financial difficulties in recent years. Should any major customers continue to experience difficulties or file for bankruptcy, or should anticipated recoveries relating to receivables in existing bankruptcies or other workout situations fail to materialize, Quanta could experience reduced cash flows and losses in excess of current allowances provided. In addition, material changes in Quanta's customers' revenues or cash flows could affect its ability to collect amounts due from them.

During 2004, Quanta sold its prepetition receivable due from Adelphia Communications Corporation and its affiliated companies (Adelphia) to a third party with $6.0 million of the proceeds held by the buyer pending the resolution of certain preferential payment claims. The account receivable associated with the holdback is recorded in accounts and notes receivable as of December 31, 2005 as it is uncertain whether the balance will be collected within one year. Also included in accounts and notes receivable are amounts due from a customer relating to the construction of independent power plants. Quanta has agreed to long-term payment terms for this customer. The notes receivable due from this customer are partially secured. Quanta has provided allowances for a significant portion of these notes receivable due to a change in the economic viability of the plants securing them. The collectibility of these notes receivable may ultimately depend on the value of the collateral securing these notes receivable. As of December 31, 2005, the total balance due from these customers was $53.9 million, net of an allowance for doubtful accounts of $42.8 million.

The balances billed but not paid by customers pursuant to retainage provisions in certain contracts will be due upon completion of the contracts and acceptance by the customer. Based on Quanta's experience with similar contracts in recent years, the majority of the retention balances at each balance sheet date will be collected within the subsequent fiscal year. Current retainage balances as of December 31, 2004 and 2005 were approximately $30.9 million and $30.8 million, and are included in accounts receivable.

Due to contractual provisions, certain balances, though the earnings process is complete, are not billable to customers until defined milestones are reached. These balances are considered to be unbilled receivables and are included in accounts receivable at year-end. At December 31, 2004 and 2005, these balances were approximately $41.8 million and $61.9 million.

Concentration of Credit Risk

Quanta grants credit under normal payment terms, generally without collateral, to its customers, which include electric power and gas companies, telecommunications and cable television system operators, governmental entities, general contractors and builders, owners and managers of commercial and industrial properties located primarily in the United States. Consequently, Quanta is subject to potential credit risk related to changes in business and economic factors throughout the United States; however, Quanta generally has certain statutory lien rights with respect to services provided. No customer accounted for more than 10% of accounts receivable as of December 31, 2004 or 2005 or revenues for the years ended December 31, 2003, 2004 or 2005.

Inventories

Inventories consist of parts and supplies held for use in the ordinary course of business and are valued by Quanta at the lower of cost or market primarily using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method, net of estimated salvage values, over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset. Depreciation and amortization expense related to property and equipment was approximately $59.5 million, $59.7 million and $55.0 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in selling, general and administrative expenses.

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

Debt Issuance Costs

As of December 31, 2004 and 2005, capitalized debt issuance costs related to Quanta's credit facility and the convertible subordinated notes were included in other assets, net and are being amortized into interest expense over the terms of the respective agreements. As of December 31, 2004 and 2005, capitalized debt issuance costs were $19.1 million with accumulated amortization of $6.7 million and $10.3 million. For the years ended December 31, 2003, 2004 and 2005, amortization expense was $3.5 million, $3.5 million and $3.6 million, respectively.

Goodwill and Other Intangibles

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," material amounts of recorded goodwill attributable to each of Quanta's reporting units are tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Significant estimates used in the above methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. On an ongoing basis, absent impairment indicators, Quanta performs impairment tests annually during the fourth quarter. SFAS No. 142 does not allow increases in the carrying value of reporting units that may result from Quanta's impairment test, therefore Quanta may record goodwill impairments in the future, even when the aggregate fair value of Quanta's reporting units and Quanta as a whole may increase.

During 2003, as part of our annual goodwill test for impairment, goodwill of $6.5 million was written off as a non-cash operating expense associated with the closure of one of our telecommunications businesses.

A summary of changes in Quanta's goodwill is as follows (in thousands):

	Year Ended December 31,		
	2003	2004	2005
Balance, January 1	$393,759	$387,307	$387,307
Impairments	(6,452)	—	—
Balance, December 31,	$387,307	$387,307	$387,307

Quanta has recorded an other intangible asset of $2.1 million related to certain customer relationships. The estimated life of this intangible asset is eight years with amortization expense of $0.3 million in each of the years ended December 31, 2003, 2004 and 2005, respectively, and accumulated amortization as of December 31, 2004 and 2005 was approximately $0.8 million and $1.1 million. Estimated annual amortization expense for future periods is approximately $0.3 million through December 31, 2009.

Revenue Recognition

Quanta recognizes revenue when services are performed except when work is being performed under a fixed price contract. Revenues from fixed price contracts are recognized using the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each contract. Such contracts generally provide that the customer accept completion of progress to date and compensate Quanta for services rendered, measured typically in terms of units installed, hours expended or some other measure of progress. Contract costs typically include all direct material, labor and subcontract costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined.

The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Income Taxes

Quanta follows the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled.

Quanta regularly evaluates valuation allowances established for deferred tax assets for which future realization is uncertain, and Quanta maintains an allowance for tax contingencies that Quanta believes is adequate. The estimation of required valuation allowances includes estimates of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Quanta considers projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from estimates, Quanta may not realize deferred tax assets to the extent estimated.

Collective Bargaining Agreements

Certain of the subsidiaries are party to various collective bargaining agreements with certain of their employees. The agreements require such subsidiaries to pay specified wages and provide certain benefits to their union employees. These agreements expire at various times.

Self-Insurance

As of December 31, 2005, Quanta is insured for employer's liability and general liability claims, subject to a deductible of $1.0 million per occurrence and for auto liability and workers compensation claims, subject to a deductible of $2.0 million per occurrence. Quanta also has a non-union employee health care benefits plan that is subject to a deductible of $250,000 per claimant per year. Losses up to the deductible amounts are accrued based upon Quanta's estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported, with assistance from a third-party actuary. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate. As of December 31, 2004 and December 31, 2005, the gross amounts accrued for self-insurance claims totaled $92.6 million and $99.5 million, with $56.3 million and $64.4 million considered to be long-term and included in other non-current liabilities. Related insurance recoveries/receivables as of December 31, 2004 and December 31, 2005 were $7.0 million and $6.3 million, of which $4.1 million and $3.3 million are included in prepaid expenses and other current assets and $2.9 million and $3.0 million are included in other assets, net.

Quanta's casualty insurance carrier for the policy periods from August 1, 2000 to February 28, 2003 is experiencing financial distress but is currently paying valid claims. In the event that this insurer's financial situation deteriorates, Quanta may be required to pay certain obligations that otherwise would have been paid by this insurer. Quanta estimates that the total future claim amount that this insurer is currently obligated to pay on Quanta's behalf for the above-mentioned policy periods is approximately $4.7 million, and Quanta has recorded a receivable and corresponding liability for such amount as of December 31, 2005. However, Quanta's estimate of the potential range of these future claim amounts is between $3.0 million and $8.0 million. The actual amounts ultimately paid by Quanta related to these claims, if any, may vary materially from the above range and could be impacted by further claims development and the extent to which the insurer could not honor its obligations. Quanta continues to monitor the financial situation of this insurer and analyze any alternative actions that could be pursued. In any event, Quanta does not expect any failure by this insurer to honor its obligations to Quanta, or any alternative actions Quanta may pursue, to have a material adverse impact on Quanta's financial condition; however, the impact could be material to Quanta's results of operations or cash flows in a given period.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, the credit facility and notes payable to various financial institutions approximate fair value. The fair value of the convertible subordinated notes is estimated based on quoted secondary market prices for these notes as of year-end. At December 31, 2004 and 2005, the fair value of Quanta's 4.0% convertible subordinated notes of $172.5 million was approximately $164.7 million and $163.0 million. At December 31, 2004 and 2005, the fair value of Quanta's 4.5% convertible subordinated notes of $270.0 million was approximately $297.3 million and $354.7 million.

Stock Based Compensation

Through December 31, 2005, Quanta accounted for its stock-based compensation under APB Opinion No. 25 "Accounting for Stock Issued to Employees." Under this accounting method, no compensation expense is recognized in the consolidated statements of operations if no intrinsic value of the stock-based compensation award exists at the date of grant. SFAS No. 123 "Accounting for Stock Based Compensation," encourages companies to account for stock-based compensation awards based on the fair value of the awards at the date they are granted. The resulting compensation cost would be shown as an expense in the consolidated statements of operations. Companies can choose not to apply the accounting method under SFAS No. 123 and continue to apply the accounting method under APB No. 25; however, disclosure is required as to what net income and earnings per share would have been had SFAS No. 123 been followed.

For the disclosure, the fair market value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The last stock option grant to an employee was in November 2002. The fair market value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. There were no option grants during 2003, 2004 and 2005. During 2003, Quanta began using restricted stock rather than stock options for Quanta's various incentive programs. The expense recognition for the restricted stock awards is the same under APB Opinion No. 25 and SFAS No. 123 with expense being recognized in the financial statements. In addition, Quanta had an Employee Stock Purchase Plan (ESPP). SFAS No. 123 requires the inclusion of stock issued pursuant to the ESPP in the as adjusted disclosure. For the disclosure, compensation expense related to the ESPP approximates the difference between the fair value of Quanta's common stock and the actual common stock purchase price. Had compensation expense for the 2001 Stock Incentive Plan and the ESPP been determined consistent with SFAS No. 123, Quanta's net income (loss) and earnings (loss) per share would have been reduced to the following as adjusted amounts (in thousands, except per share information):

	Year Ended December 31,		
	2003	2004	2005
Net income (loss) attributable to common stock as reported	$(32,880)	$ (9,194)	$29,557
Add: stock-based employee compensation expense included in reported net income, net of tax	1,687	2,826	3,034
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(9,030)	(3,802)	(4,591)
Net income (loss) attributable to common stock —			
As adjusted — basic and diluted	$(40,223)	$(10,170)	$28,000
Earnings (loss) per share —			
As reported — basic	$ (0.30)	$ (0.08)	$ 0.26
As reported — diluted	$ (0.30)	$ (0.08)	$ 0.25
As adjusted — basic and diluted	$ (0.36)	$ (0.09)	$ 0.24

The effects of applying SFAS No. 123 in the as adjusted disclosure may not be indicative of future amounts as additional stock compensation awards may or may not be awarded and, as discussed in Note 8, the ESPP was terminated in 2005. See Note 8 for additional discussion of Quanta's stock incentive plans.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123(R) requires companies to account for stock-based compensation awards based on the fair value of the awards at the date they are granted. The resulting compensation cost would be shown as an expense in the consolidated statements of operations. This statement is effective for Quanta as of the beginning of the first quarter of 2006. SFAS No. 123(R) permits adoption using one of two methods: 1) a "modified prospective" method, in which compensation cost is recognized beginning on the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date and 2) a "modified retrospective" method that includes the requirements above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures of all prior periods presented. Quanta adopted SFAS No. 123(R) on January 1, 2006 using the "modified prospective" method. As discussed above, Quanta currently accounts for share-based payments to employees using the intrinsic value method and, as such, generally recognizes no compensation cost for stock option awards and stock issued pursuant to the ESPP. As Quanta has not issued stock options since 2002 and has terminated its ESPP, as discussed in Note 8, Quanta does not expect the adoption of SFAS No. 123(R) to have a significant impact on the Quanta's results of operations. However, had Quanta adopted SFAS No. 123(R) in the periods presented, the impact on results of operations would have approximated the impact of SFAS No. 123 as presented above. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29," which modifies the existing guidance on accounting for nonmonetary transactions to eliminate an exception under which certain exchanges of similar productive nonmonetary assets were not accounted for at fair value. SFAS No. 153 instead provides a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement must be applied to nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Quanta will adopt SFAS No. 153 in the first quarter of 2006, but Quanta does not anticipate that the adoption of SFAS No. 153 will have a material impact on Quanta's financial position, results of operations or cash flows, as Quanta does not often enter into transactions for the exchange of nonmonetary assets.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Quanta will adopt the provisions of SFAS No. 154 beginning in fiscal year 2006; however as Quanta cannot anticipate changes in accounting principles, Quanta cannot estimate whether or not SFAS No. 154 will have a material impact on Quanta's financial position, results of operations or cash flows.

3. PER SHARE INFORMATION:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, and diluted earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period adjusted for all potentially dilutive common stock equivalents, except in cases where the effect of the common stock equivalent would be antidilutive. The weighted average number of shares used to compute the basic and diluted earnings (loss) per share for the years ended 2003, 2004 and 2005 is illustrated below (in thousands):

	Year Ended December 31,		
	2003	2004	2005
NET INCOME (LOSS):			
Net income (loss)	$(32,880)	$ (9,194)	$ 29,557
Effect of convertible subordinated notes under the "if converted" method — interest expense addback, net of taxes	—	—	—
Net income (loss) for diluted earnings (loss) per share	$(32,880)	$ (9,194)	$ 29,557
WEIGHTED AVERAGE SHARES:			
Weighted average shares outstanding for basic earnings (loss) per share, if dilutive	110,906	114,441	115,756
Effect of dilutive stock options and restricted stock	—	—	878
Effect of convertible subordinated notes under the "if converted" method — weighted convertible shares issuable	—	—	—
Weighted average shares outstanding for diluted earnings (loss) per share	110,906	114,441	116,634

For the years ended December 31, 2003, 2004 and 2005, stock options for approximately 0.9 million, 0.7 million and 0.2 million shares, respectively, were excluded from the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of Quanta's common stock. For the years ended December 31, 2003 and 2004, approximately 16,000 and 41,000 of stock options with exercise prices lower than the average market price of Quanta's common stock were also excluded from the computation of diluted earnings per share because the effect of including them would be antidilutive. For the years ended December 31, 2003, 2004 and 2005, the effect of assuming conversion of the convertible subordinated notes would be antidilutive and they were therefore excluded from the calculation of diluted earnings per share. For the years ended December 31, 2003 and 2004, 0.9 million and 0.7 million of non-vested restricted stock were excluded from the calculation of diluted earnings per share as the impact would have been antidilutive.

4. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

Activity in Quanta's current and long-term allowance for doubtful accounts consists of the following (in thousands):

	December 31,		
	2003	2004	2005
Balance at beginning of year	$ 65,974	$ 73,680	$52,560
Charged to expense	19,890	359	1,988
Deductions for uncollectible receivables written off, net of recoveries	(12,184)	(21,479)	(5,029)
Balance at end of year	$ 73,680	$ 52,560	$49,519

Contracts in progress are as follows (in thousands):

	December 31, 2004	December 31, 2005
Costs incurred on contracts in progress	$ 469,757	$ 594,432
Estimated earnings, net of estimated losses	57,100	59,579
	526,857	654,011
Less — Billings to date	(495,931)	(629,966)
	$ 30,926	$ 24,045
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 42,092	$ 38,053
Less — Billings in excess of costs and estimated earnings on uncompleted contracts	(11,166)	(14,008)
	$ 30,926	$ 24,045

Property and equipment consists of the following (in thousands):

	Estimated Useful Lives in Years	December 31, 2004	December 31, 2005
Land	—	$ 3,597	$ 3,234
Buildings and leasehold improvements	5-30	15,236	14,999
Operating equipment and vehicles	5-25	550,809	537,428
Office equipment, furniture and fixtures	3-7	22,816	22,740
		592,458	578,401
Less — Accumulated depreciation and amortization		(277,475)	(291,795)
Property and equipment, net		$ 314,983	$ 286,606

Accounts payable and accrued expenses consists of the following (in thousands):

	December 31, 2004	December 31, 2005
Accounts payable, trade	$ 84,147	$102,164
Accrued compensation and related expenses	32,992	46,708
Accrued insurance	44,095	42,894
Accrued interest and fees	3,141	6,556
Federal and state taxes payable, including contingencies	21,778	22,833
Other accrued expenses	17,503	20,656
	$203,656	$241,811

5. LONG-TERM OBLIGATIONS:

Quanta's long-term debt obligations consist of the following (in thousands):

	December 31,	
	2004	2005
Credit facility	$ 20,800	$ 7,500
4.0% convertible subordinated notes	172,500	172,500
4.5% convertible subordinated notes	270,000	270,000
Notes payable to various financial institutions, interest ranging from 0.0% to 8.95%, secured by certain equipment and other assets	4,970	1,758
Capital lease obligations	2,329	585
	470,599	452,343
Less — Current maturities	(6,236)	(2,252)
Total long-term debt obligations	$464,363	$450,091

Credit Facility

As of December 31, 2005, Quanta had a $182.0 million credit facility with various lenders. The credit facility consisted of a $147.0 million letter of credit facility maturing on June 19, 2008, which also provides for term loans, and a $35.0 million revolving credit facility maturing on December 19, 2007, which provides for revolving loans and letters of credit. The maximum availability under the letter of credit facility will be automatically reduced by $1.5 million, on December 31 of each year until maturity.

As of December 31, 2005, Quanta was required to maintain total borrowings outstanding under the letter of credit facility equal to the $147.0 million available through a combination of letters of credit or term loans. Quanta had approximately $139.3 million of letters of credit issued under the letter of credit facility and $7.5 million of the letter of credit facility outstanding as a term loan. The remaining $0.2 million was available for issuing new letters of credit. In the event that Quanta desires to issue additional letters of credit under the letter of credit facility, Quanta is required to make cash repayments of debt outstanding under the term loan portion of the letter of credit facility in an amount that approximates the additional letters of credit to be issued.

Under the letter of credit facility, Quanta is subject to a fee of either 3.00% or 3.25% of the letters of credit outstanding, depending upon the occurrence of certain events, plus an additional 0.15% of the amount outstanding to the extent the funds in the deposit account linked to the letter of credit facility do not earn interest equal to the London Interbank Offering Rate (LIBOR). Term loans under the letter of credit facility bear interest at a rate equal to either the Eurodollar Rate (as defined in the credit facility) or the Base Rate (as described below), in each case plus 3.00% or 3.25%, depending upon the occurrence of certain events. The Base Rate equals the higher of (i) the Federal Funds Rate (as defined in the credit facility) plus 1/2 of 1% and (ii) the bank's prime rate. The weighted average interest rate for the years ended December 31, 2004 and 2005 associated with amounts outstanding under the term loan was 4.44% and 6.41%.

As of December 31, 2005 Quanta had approximately $3.3 million of letters of credit issued under the revolving credit facility, and borrowing availability of $31.7 million under the revolving credit facility. Amounts borrowed under the revolving credit facility bear interest at a rate equal to either (a) the Eurodollar Rate plus 1.75% to 3.00%, as determined by the ratio of Quanta's total funded debt to EBITDA, or (b) the Base Rate plus 0.25% to 1.50%, as determined by the ratio of Quanta's total funded debt to EBITDA. Letters of credit issued under the revolving credit facility are subject to a letter of credit fee of 1.75% to 3.00%, based on the ratio of Quanta's total funded debt to EBITDA. If Quanta chooses to cash collateralize letters of credit issued under the revolving credit facility, those letters of credit will be subject to a letter of credit fee of 0.50%. Quanta is also subject to a commitment fee of 0.375% to 0.625%, based on the ratio of its total funded debt to EBITDA, on any unused availability under the revolving credit facility.

The credit facility contains certain covenants, including a maximum funded debt to EBITDA ratio, a maximum senior debt to EBITDA ratio, a minimum interest coverage ratio, a minimum asset coverage ratio and a minimum consolidated net worth covenant, in each case as specified in the credit facility. As of December 31, 2005, Quanta was in compliance with all of its covenants. However, other conditions such as, but not limited to, unforeseen project delays or cancellations, adverse weather conditions or poor contract performance, could adversely affect Quanta's ability to comply with its covenants in the future. The credit facility also limits acquisitions, capital expenditures and asset sales and, subject to certain exceptions, prohibits liens on material assets. The credit facility also includes limits on the payment of dividends and stock repurchase programs, which for 2006 and in any fiscal year thereafter is an annual aggregate amount up to twenty-five percent of Quanta's consolidated net income (plus the amount of non-cash charges that reduced such consolidated net income) for the prior fiscal year. The credit facility does not limit dividend payments or other distributions payable solely in capital stock. The credit facility carries cross-default provisions with all of Quanta's other debt instruments exceeding $2.0 million in borrowings and Quanta's continuing indemnity and security agreement with its surety.

The credit facility is secured by a pledge of all of the capital stock of Quanta's U.S. subsidiaries, 65% of the capital stock of Quanta's foreign subsidiaries and substantially all of Quanta's assets. Borrowings under the credit facility are to be used for working capital, capital expenditures and for other general corporate purposes. Quanta's U.S. subsidiaries guarantee the repayment of all amounts due under the credit facility. Quanta's obligations under the credit facility constitute designated senior indebtedness under its 4.0% and 4.5% convertible subordinated notes.

4.0% Convertible Subordinated Notes

As of December 31, 2005, Quanta had $172.5 million of 4.0% convertible subordinated notes outstanding. These 4.0% convertible subordinated notes are convertible into shares of Quanta's common stock at a price of $54.53 per share, subject to adjustment as a result of certain events. The resale of the notes and the shares issuable upon conversion thereof was registered for the benefit of the holders in a shelf registration statement filed with the Securities and Exchange Commission (SEC). These 4.0% convertible subordinated notes require semi-annual interest payments on July 1 and December 31 until the notes mature on July 1, 2007. Quanta has the option to redeem some or all of the 4.0% convertible subordinated notes at specified redemption prices, together with accrued and unpaid interest; however early redemption is prohibited by Quanta's credit facility. If certain fundamental changes occur, as described in the indenture under which Quanta issued the 4.0% convertible subordinated notes, holders of the 4.0% convertible subordinated notes may require Quanta to purchase all or part of the notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

4.5% Convertible Subordinated Notes

As of December 31, 2005, Quanta had $270.0 million of 4.5% convertible subordinated notes outstanding. These 4.5% convertible subordinated notes are convertible into shares of Quanta's common stock at a price of $11.14 per share, subject to adjustment as a result of certain events. The resale of the notes and the shares issuable upon conversion thereof was registered for the benefit of the holders in a shelf registration statement filed with the SEC. The 4.5% convertible subordinated notes require semi-annual interest payments on April 1 and October 1, until the notes mature on October 1, 2023.

The 4.5% convertible subordinated notes are convertible by the holder (i) during any fiscal quarter if the last reported sale price of Quanta's common stock is greater than or equal to 120% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of such fiscal quarter, (ii) during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the last reported sale price of Quanta's common stock and the conversion rate, (iii) upon Quanta calling the notes for redemption or (iv) upon the occurrence of specified corporate transactions. If the notes become convertible under any of these circumstances, Quanta has the option to deliver cash, shares of Quanta's common stock or a combination thereof. The amount of any cash that Quanta delivers will be determined based on the principal amount of the notes converted divided by the conversion price multiplied by the average trading price of Quanta's common stock. The maximum number of shares of common stock that could be issued under these circumstances is equal to the principal amount of the notes divided by the conversion price. During the fourth quarter of 2005, the market price condition described in clause (i) above was satisfied, and the notes are presently convertible at the option of each holder. The conversion period will expire on March 31, 2006, but may resume upon the satisfaction of the market condition or other conditions in future periods.

Beginning October 8, 2008, Quanta may redeem for cash some or all of the 4.5% convertible subordinated notes at the principal amount thereof plus accrued and unpaid interest; however early redemption is prohibited by Quanta's credit facility. The holders of the 4.5% convertible subordinated notes may require Quanta to repurchase all or some of the notes at the principal amount thereof plus accrued and unpaid interest on October 1, 2008, 2013 or 2018, or upon the occurrence of a fundamental change, as defined by the indenture under which Quanta issued the notes. Quanta must pay any required repurchases on October 1, 2008 in cash. For all other required repurchases, Quanta has the option to deliver cash, shares of its common stock or a combination thereof to satisfy its repurchase obligation. Quanta presently does not anticipate using stock to satisfy any future obligations. If Quanta were to satisfy the obligation with shares of its common stock, the number of shares delivered will equal the dollar amount to be paid in common stock divided by 98.5% of the market price of Quanta's common stock, as defined by the indenture. The number of shares to be issued under this circumstance is not limited. The right to settle for shares of common stock can be surrendered by Quanta. The 4.5% convertible subordinated notes carry cross-default provisions with Quanta's credit facility and any of Quanta's other debt instruments exceeding $10.0 million in borrowings.

Loss on Early Extinguishment of Debt

During the year ended December 31, 2003, Quanta recognized a $35.1 million loss on early extinguishment of debt relating to the termination of a former credit facility and the retirement of certain other debt. Included in this amount are a make-whole prepayment premium of $31.3 million, write-off of unamortized debt issuance costs of $3.3 million and other related costs of $0.5 million.

Maturities

The maturities of long-term debt obligations, excluding capital leases, as of December 31, 2005, are as follows (in thousands):

Year Ending December 31 —	
2006	$ 1,667
2007	172,591
2008	277,500
2009	—
2010	—
	$451,758

See discussion of capital leases in Note 11.

6. INCOME TAXES:

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2003	2004	2005
Federal —			
Current	$(43,446)	$ 6,555	$10,747
Deferred	26,970	(9,623)	10,034
State and foreign taxes —			
Current	(1,618)	3,074	3,146
Deferred	14	(3,457)	(1,237)
	$(18,080)	$(3,451)	$22,690

The actual income tax provision (benefit) differs from the income tax provision (benefit) computed by applying the U.S. federal statutory corporate rate to the income before provision for income taxes as follows (in thousands):

	Year Ended December 31,		
	2003	2004	2005
Provision (benefit) at the statutory rate	$(18,574)	$(4,426)	$18,286
Increases (decreases) resulting from —			
State and foreign taxes	(2,357)	(424)	1,101
Contingency reserves	—	1,025	1,566
Non-deductible expenses	2,026	1,811	1,940
Valuation allowance	825	(1,192)	(203)
Adjustment of prior years' tax liabilities	—	(245)	—
	$(18,080)	$(3,451)	$22,690

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following (in thousands):

	December 31,	
	2004	2005
Deferred income tax liabilities —		
Property and equipment	$(95,440)	$(83,433)
Book/tax accounting method difference	(21,827)	(19,857)
Total deferred income tax liabilities	(117,267)	(103,290)
Deferred income tax assets —		
Allowance for doubtful accounts and other reserves	8,109	8,175
Goodwill	30,080	22,541
Accrued expenses	31,515	42,109
Net operating loss carryforwards	41,207	13,817
Inventory and other	5,162	6,454
Subtotal	116,073	93,096
Valuation allowance	(10,507)	(10,304)
Total deferred income tax assets	105,566	82,792
Total net deferred income tax liabilities	$(11,701)	$(20,498)

The net deferred income tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2004	2005
Current deferred income taxes:		
Assets	$ 25,052	$ 29,502
Liabilities	(21,827)	(19,857)
	3,225	9,645
Non-current deferred income taxes:		
Assets	80,514	53,290
Liabilities	(95,440)	(83,433)
	(14,926)	(30,143)
	$(11,701)	$(20,498)

The current deferred income tax assets, net of current deferred income tax liabilities, are included in prepaid expenses and other current assets.

At December 31, 2005, Quanta had federal net operating loss carryforwards, the tax effect of which is approximately $0.4 million. These carryforwards, which may provide future tax benefits, begin to expire in 2020. Quanta also had state net operating loss carryforwards, the tax effect of which is approximately $13.4 million. These carryforwards will expire as follows: 2006, $0.1 million; 2007, $0.6 million; 2008, $1.1 million; 2009, $0.8 million; 2010, $0.6 million and $10.2 million thereafter.

In assessing the value of deferred tax assets, Quanta considered whether it was more likely than not that some or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Quanta considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon these considerations, Quanta provides a valuation allowance to reduce the carrying value of certain of its deferred tax assets to their net expected realizable value.

Quanta has received refund claims in the amounts of $38.1 million in 2003 and $30.2 million in 2004 from the Internal Revenue Service (IRS) due to the carryback of taxable losses reported on Quanta's 2002 and 2003 income tax returns. The IRS is required by law to review Quanta's claims for refund. As a result, Quanta is currently under audit for tax years 2000, 2001 and 2002 and has been notified that the IRS intends to audit 2003 and 2004. Quanta fully cooperates with all audits, but defends existing positions vigorously. To provide for potential tax exposures, Quanta maintains an allowance for tax contingencies, which management believes is adequate. As of December 31, 2004 the amounts accrued for tax contingencies totaled $59.4 million, with $38.8 considered to be long-term and included in other non-current liabilities. As of December 31, 2005, the amounts accrued for tax contingencies totaled $67.5 million, with $46.8 considered to be long-term and included in other non-current liabilities. The results of future audit assessments, if any, could have a material effect on Quanta's cash flows as these audits are completed. However, management does not believe that any of these matters will have a material adverse effect on Quanta's consolidated results of operations.

During 2004, the American Jobs Creation Act of 2004 was signed into law. The primary effect of this legislation will be to permit potentially favorable federal income tax treatment related to certain of Quanta's construction-related activities. However, Quanta does not currently expect any significant benefit from the new law for 2005.

7. STOCKHOLDERS' EQUITY:

Series A Convertible Preferred Stock

In September 1999, Quanta issued shares of Series A Convertible Preferred Stock, $.00001 par value per share. During 2002, 245,000 shares of Series A Convertible Preferred Stock were converted into shares of common stock. During the first quarter of 2003, all remaining outstanding shares of Series A Convertible Preferred Stock were converted into shares of common stock and the series was eliminated during the second quarter of 2003. Any dividends that had accrued on the respective shares of Series A Preferred Stock were forfeited and reversed on the date of conversion, which resulted in a $2.1 million forfeiture for the year ended December 31, 2003.

Series E Preferred Stock and Redeemable Common Stock

During the fourth quarter of 2002, First Reserve Fund IX, L.P. (First Reserve) purchased from Quanta approximately 2.4 million shares of newly issued Series E Preferred Stock at $30.00 per share. The Series E Preferred Stock was converted into 24.3 million shares of common stock on December 31, 2002 and the series was eliminated during the second quarter of 2003.

Through February 20, 2003, First Reserve had the right to require Quanta to repurchase for cash the shares of common stock issued as a result of the conversion of the shares of Series E Preferred Stock if Quanta had a change in control. On February 20, 2003, at the expiration of this right, the Redeemable Common Stock was reclassified to stockholders' equity.

In connection with its investment, First Reserve received a pre-emptive right to purchase shares of common stock upon Quanta's issuance of shares to third parties as long as First Reserve owned at least 10% of Quanta's outstanding voting stock. During 2003, First Reserve acquired 1,201,128 shares pursuant to such right. This pre-emptive right expired in 2005.

Stockholder Rights Plan

Quanta has adopted a stockholder rights plan pursuant to which one right will be issued and attached to each outstanding share of common stock. The following description of Quanta's stockholder rights plan and the certificate of designations setting forth the terms and conditions of the Series D Junior Preferred Stock are intended as summaries only and are qualified in their entirety by reference to the form of stockholder rights plan and certificate of designations to the certificate of incorporation filed with the SEC.

Until a distribution date occurs, the rights can be transferred only with the common stock. On the occurrence of a distribution date, the rights will separate from the common stock and become exercisable as described below.

A "distribution date" will occur upon the earlier of:

- the tenth day after a public announcement that a person or group of affiliated or associated persons other than Quanta and certain exempt persons (an "acquiring person") has acquired beneficial ownership of 15% or more of the total voting rights of the then outstanding shares of Quanta's common stock (or, in the case of First Reserve, 37% or more of the total voting rights); or
- the tenth business day following the commencement of a tender or exchange offer that would result in such person or group becoming an acquiring person.

Following the distribution date, holders of rights will be entitled to purchase from Quanta one one-thousandth (1/1000th) of a share of Series D Junior Preferred Stock at a purchase price of $153.33, subject to adjustment.

In the event that any person or group becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right to receive upon payment of the purchase price, that number of shares of common stock having a market value equal to the result obtained by (A) multiplying the then current purchase price by the number of one one-thousandths of a share of Series D Junior Preferred Stock for which the right is then exercisable, and dividing that product by (B) 50% of the current per share market price of our shares of common stock on the date of such occurrence. If, following the date of a public announcement that an acquiring person has become such, (1) Quanta is acquired in a merger or other business combination transaction and Quanta is not the surviving corporation, (2) any person consolidates or merges with Quanta and all or part of the common stock is converted or exchanged for securities, cash or property of any other person, or (3) 50% or more of Quanta's assets or earning power is sold or transferred, then the rights will "flip-over." At that time, each right will entitle its holder to purchase, for the purchase price, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination or the purchaser in any such sale or transfer with a market value equal to the result obtained by (X) multiplying the then current purchase price by the number of one one-thousandths of a share of Series D Junior Preferred Stock for which the right is then exercisable, and dividing that product by (Y) 50% of the current per share market price of the shares of common stock of the surviving entity on the date of consummation of such consolidation, merger, sale or transfer.

The rights will expire on March 8, 2010, unless Quanta terminates them before that time. A holder of a right will not have any rights as a stockholder of Quanta, including the right to vote or to receive dividends, until a right is exercised.

Limited Vote Common Stock

The shares of Limited Vote Common Stock have rights similar to shares of common stock, except that such shares are entitled to elect one member of the board of directors and are entitled to one-tenth of one vote for each share held on all other matters. Each share of Limited Vote Common Stock will convert into common stock upon disposition by the holder of such shares in accordance with the transfer restrictions applicable to such shares. In 2003, 16,000 shares and in 2004, 55,970 shares of Limited Vote Common Stock were converted to common stock. No shares of Limited Vote Common Stock were converted to common stock during the year ended December 31, 2005.

Treasury Stock

Pursuant to the 2001 Stock Incentive Plan, employees may elect to satisfy their tax withholding obligations upon vesting of restricted stock by having Quanta make such tax payments and withhold a number of vested shares having a value on the date of vesting equal to their tax withholding obligation. As a result of such employee elections, Quanta withheld 69 shares in 2003, 342,261 shares in 2004 with a total market value of $2.9 million, and 350,037 shares in 2005 with a total market value of $2.8 million of previously granted restricted stock for settlement of employee tax liabilities pursuant to the 2001 Stock Incentive Plan discussed in Note 8, and these shares were accounted for as treasury stock.

Deferred Compensation

Pursuant to the 2001 Stock Incentive Plan discussed in Note 8, Quanta issues restricted common stock at the fair market value of the common stock as of the date of issuance. The shares of restricted common stock issued pursuant to the 2001 Stock Incentive Plan are subject to forfeiture, restrictions on transfer and certain other conditions until they vest, generally over three years in equal annual installments. During the restriction period, the plan participants are entitled to vote and receive dividends on such shares. Upon issuance of the restricted stock, an unamortized compensation expense equivalent to the market value of the shares on the date of grant is charged to stockholders' equity and is amortized over the restriction period as non-cash compensation expense, typically three years. If shares of restricted stock are cancelled during a given period, any remaining unamortized deferred compensation expense related to the issuance and any non-cash compensation expense previously recognized on the cancelled shares is reversed against additional paid-in capital.

8. LONG-TERM INCENTIVE PLANS:

Stock Incentive Plan

In December 1997, the board of directors adopted, and the stockholders of Quanta approved, the 1997 Stock Option Plan. In May 2000, the 1997 Stock Option Plan was amended to expand the definition of "Stock" to include Quanta's Series A Convertible Preferred Stock, common stock and Limited Vote Common Stock. In May 2001, the 1997 Stock Option Plan was amended and renamed the 2001 Stock Incentive Plan. In November 2001, the plan was amended to allow certain employees to participate. The plan was further amended during 2002 to make explicit the Compensation Committee's power to grant shares of restricted stock in exchange for options and to reduce the aggregate number of shares available for issuance under the plan from 15% to 12% of the outstanding shares of stock. The purpose of the plan is to provide directors, key employees, officers and certain advisors with additional incentives by increasing their proprietary interest in Quanta.

The 2001 Stock Incentive Plan provides for the grant of incentive stock options (ISOs) as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the Code), nonqualified stock options and restricted stock (collectively, the Awards). The amount of ISOs that may be granted under the 2001 Stock Incentive Plan is limited to 3,571,275 shares. The 2001 Stock Incentive Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has, subject to applicable regulation and the terms of the 2001 Stock Incentive Plan, the authority to grant Awards under the 2001 Stock Incentive Plan, to construe and interpret the 2001 Stock Incentive Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the 2001 Stock Incentive Plan; provided, however, that Quanta's Chief Executive Officer has the authority to grant restricted stock or nonqualified stock options to individuals who are not officers, provided that (i) the aggregate number of shares of common stock issuable upon the exercise of non-qualified stock options granted in any one calendar quarter does not exceed 100,000 shares and the aggregate value of awards of restricted stock granted in any one calendar quarter does not exceed $250,000 determined based on the fair market value of the common stock at the time of the grants, and (ii) the aggregate number of shares of common stock issuable upon the exercise of non-qualified stock options granted to any individual in any one calendar quarter does not exceed 20,000 shares of common stock and the aggregate value of awards of restricted stock granted in any one calendar quarter to any individual does not exceed $25,000 determined based on the fair market value of the common stock at the time of the grants.

All of Quanta's employees (including officers), non-employee directors and certain consultants and advisors are eligible to receive Awards under the 2001 Stock Incentive Plan, but only employees of Quanta are eligible to receive ISOs. Awards will be exercisable during the period specified in each Award agreement and will generally become exercisable in installments pursuant to a vesting schedule designated by the Compensation Committee. Unless specifically provided otherwise in the Award agreement, Awards become immediately vested and exercisable in the event of a "change in control" (as defined in the 2001 Stock Incentive Plan) of Quanta. No option will remain exercisable later than ten years after the date of grant (or five years in the case of ISOs granted to employees owning more than 10% of the voting capital stock).

The following table summarizes option activity under the 2001 Stock Incentive Plan for the years ended December 31, 2003, 2004 and 2005 (shares in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding at December 31, 2002	8,775	21.04	
Granted	—	—	$—
Exercised	(3)	5.70	
Forfeited and canceled	(7,356)	22.58	
Outstanding at December 31, 2003	1,416	13.24	
Granted	—	—	$—
Exercised	(28)	5.98	
Forfeited and canceled	(264)	21.28	
Outstanding at December 31, 2004	1,124	11.50	
Granted	—	—	$—
Exercised	(112)	7.49	
Forfeited and canceled	(93)	19.09	
Outstanding at December 31, 2005	919	11.29	
Options exercisable at —			
December 31, 2003	1,300	12.79	
December 31, 2004	1,082	11.42	
December 31, 2005	906	11.33	

Generally, options exercisable are based on term vesting periods as outlined in each option agreement. The majority of Quanta's options were issued with a four year vesting term.

The following table summarizes information for outstanding options at December 31, 2005 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable as of 12/31/05	Weighted Average Exercise Price
$ 0.0000-$ 6.1500	409	2.3	$ 5.85	405	$ 5.88
$ 6.1501-$12.3000	321	3.2	$ 9.12	313	$ 9.07
$12.3001-$18.4500	18	3.9	$16.70	17	$16.75
$18.4501-$24.6000	84	3.9	$21.38	84	$21.38
$24.6001-$30.7500	38	5.0	$27.12	38	$27.12
$30.7501-$36.9000	22	5.1	$33.60	22	$33.60
$36.9001-$43.0500	1	4.7	$38.18	1	$38.18
$43.0501-$49.2000	26	4.4	$44.43	26	$44.43
	919			906	

On January 21, 2003, Quanta offered eligible employees and consultants the opportunity to exchange certain outstanding stock options, with an exercise price of $10.00 or more, for restricted shares of Quanta's common stock at an exchange ratio of one share of restricted stock for every 2.24 option shares tendered. Of the eligible options pursuant to the offer, 520,267 options were not exchanged. Of those options, 5,997 remain outstanding and unvested as of December 31, 2005, and are subject to variable plan accounting under APB Opinion No. 25. The weighted average exercise price of these remaining eligible options is $12.85. To the extent that Quanta's stock price exceeds the exercise price of an unvested eligible option that was not exchanged, the difference will be recorded as a non-cash compensation charge with an offset to additional paid-in capital. The non-cash compensation charge was immaterial for the year ended December 31, 2005.

Restricted Stock

As discussed above, Quanta offered eligible employees and consultants the opportunity to exchange certain outstanding stock options for restricted shares of Quanta's common stock. Regardless of the vesting schedule of the eligible options offered for exchange, the restricted stock granted in the offer typically vests over three years, assuming the employee or consultant continues to meet the requirements for vesting. On March 10, 2003, Quanta accepted for exchange and cancelled eligible options to purchase an aggregate of 6,769,483 shares of its common stock. Pursuant to the 2001 Stock Incentive Plan discussed above, Quanta granted 3,431,354 shares, 799,510 shares, and 726,564 shares of restricted stock with a weighted average grant price of $3.10, $7.02 and $7.58, respectively, during the years ended December 31, 2003, 2004 and 2005. As of December 31, 2003, 2004 and 2005, 3.2 million, 2.4 million and 1.9 million shares of unvested restricted stock were outstanding. The non-cash compensation expense recognized with respect to all restricted stock grants during the years ended December 31, 2003, 2004 and 2005 was approximately $2.8 million, $4.6 million, and $5.0 million, respectively.

Employee Stock Purchase Plan

An Employee Stock Purchase Plan (the ESPP) was adopted by the board of directors of Quanta and was approved by the stockholders of Quanta in May 1999. The purpose of the ESPP was to provide an incentive for employees of Quanta and any Participating Company (as defined in the ESPP) to acquire or increase a proprietary interest in Quanta through the purchase of shares of Quanta's common stock. The ESPP was intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the Code). The provisions of the ESPP were construed in a manner consistent with the requirements of that section of the Code. The ESPP was administered by a committee, appointed from time to time, by the board of directors. The ESPP was not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. During 2003, 2004 and 2005, respectively, Quanta issued a total of 1,148,632 shares, 537,479 shares and 674,759, respectively, pursuant to the ESPP. During 2005, the ESPP was terminated. The termination of Quanta's ESPP does not affect purchase rights previously granted under Quanta's ESPP.

9. EMPLOYEE BENEFIT PLANS:

Union's Multi-Employer Pension Plans

In connection with its collective bargaining agreements with various unions, Quanta participates with other companies in the unions' multi-employer pension plans. These plans cover all of Quanta's employees who are members of such unions. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer's withdrawal from, or upon termination of, such plan. Quanta has no plans to withdraw from these plans. The plans do not maintain information on the net assets and actuarial present value of the plans' unfunded vested benefits allocable to Quanta, and the amounts, if any, for which Quanta may be contingently liable, are not ascertainable at this time. Contributions to all union multi-employer pension plans by Quanta were approximately $41.8 million, $46.2 million and $50.3 million for the years ended December 31, 2003, 2004 and 2005, respectively.

401(k) Plan

Effective February 1, 1999, Quanta adopted a 401(k) plan pursuant to which employees who are not provided retirement benefits through a collective bargaining agreement may make contributions through a payroll deduction. Quanta will make a matching cash contribution of 100% of each employee's contribution up to 3% of that employee's salary and 50% of each employee's contribution between 3% and 6% of such employee's salary, up to the maximum amount permitted by law. Prior to joining Quanta's 401(k) plan, certain subsidiaries of Quanta provided various defined contribution plans to their employees. Contributions to all non-union defined contribution plans by Quanta were approximately $6.0 million, $5.5 million and $5.3 million for the years ended December 31, 2003, 2004 and 2005, respectively.

10. RELATED PARTY TRANSACTIONS:

Aquila Inc. (Aquila) had made investments in Quanta, which were sold during 2003. Quanta had transactions in the normal course of business with Aquila during 2003. Subsequent to the initial investment by Aquila, revenues from Aquila in 2003 were approximately $15.4 million.

Certain of Quanta's subsidiaries have entered into related party lease arrangements for operational facilities, typically with prior owners of certain acquired businesses. These lease agreements generally have a term of five years. Related party lease expense for the years ended December 31, 2003, 2004 and 2005 was approximately $3.2 million, $3.0 million and $3.2 million, respectively.

11. COMMITMENTS AND CONTINGENCIES:

Leases

Quanta leases certain land, buildings and equipment under non-cancelable lease agreements, including related party leases as discussed in Note 10. The terms of these agreements vary from lease to lease, including some with renewal options and escalation clauses. The following schedule shows the future minimum lease payments under these leases as of December 31, 2005 (in thousands):

	Capital Leases	Operating Leases
Year Ending December 31 —		
2006	$596	$20,643
2007	—	14,469
2008	—	12,716
2009	—	10,931
2010	—	9,119
Thereafter	—	9,232
Total minimum lease payments	596	$77,110
Less — Amounts representing interest	11	
Present value of minimum lease payments	585	
Less — Current portion	585	
Total long-term obligations	$ —	

Rent expense related to operating leases was approximately $48.5 million, $51.8 million and $64.5 million for the years ended December 31, 2003, 2004 and 2005, respectively. Assets under capital leases are included as part of property and equipment.

Quanta has guaranteed the residual value on certain of its equipment operating leases. Quanta guarantees the difference between this residual value and the fair market value of the underlying asset at the date of termination of the leases. At December 31, 2005, the maximum guaranteed residual value was approximately $90.8 million. Quanta believes that no significant payments will be made as a result of the difference between the fair market value of the leased equipment and the guaranteed residual value. However, there can be no assurance that future significant payments will not be required.

Litigation

Quanta is from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, Quanta records reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Quanta does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on Quanta's financial position, results of operations or cash flows.

Performance Bonds

In certain circumstances, Quanta is required to provide performance bonds in connection with its contractual commitments. Quanta has indemnified the surety for any expenses paid out under these performance bonds. As of December 31, 2005, the total amount of outstanding performance bonds was approximately $577.2 million.

Employment Agreements

Quanta has entered into various employment agreements with certain executives which provide for compensation and certain other benefits and for severance payments under certain circumstances. In addition, certain employment agreements contain clauses that become effective upon a change of control of Quanta. Upon the occurrence of any of the defined events in the various employment agreements, Quanta will pay certain amounts to the employee, which vary with the level of the employee's responsibility.

Other

Quanta has indemnified various parties against specified liabilities that those parties might incur in the future in connection with companies previously acquired or disposed of by Quanta. These indemnities usually are contingent upon the other party incurring liabilities that reach specified thresholds. As of December 31, 2005, Quanta is not aware of circumstances that would lead to future indemnity claims against it for material amounts in connection with these transactions.

As of December 31, 2005, Quanta has agreed to issue up to $4.5 million in additional letters of credit during 2006 relating to Quanta's casualty insurance programs.

12. QUARTERLY FINANCIAL DATA (UNAUDITED):

The table below sets forth the unaudited consolidated operating results by quarter for the years ended December 31, 2004 and 2005 (in thousands, except per share information).

	For the Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2004:				
Revenues	$354,997	$389,194	$463,077	$419,242
Gross profit	26,724	46,341	58,425	49,901
Net income (loss)	(11,694)	(3,492)	4,156	1,836
Basic and diluted earnings (loss) per share	$ (0.10)	$ (0.03)	$ 0.04	$ 0.02
2005:				
Revenues	$372,505	$439,287	$523,340	$523,494
Gross profit	36,092	53,816	80,173	86,667
Net income (loss)	(5,128)	3,343	12,880	18,462
Basic earnings (loss) per share	$ (0.04)	$ 0.03	$ 0.11	$ 0.16
Diluted earnings (loss) per share	$ (0.04)	$ 0.03	$ 0.11	$ 0.15

The sum of the individual quarterly earnings per share amounts may not agree with year-to-date earnings per share as each period's computation is based on the weighted average number of shares outstanding during the period.

13. SEGMENT INFORMATION:

Quanta has aggregated each of its individual operating units into one reportable segment as a specialty contractor. Quanta provides comprehensive network solutions to the electric power, gas, telecommunications and cable television industries, including designing, installing, repairing and maintaining network infrastructure. In addition, Quanta provides ancillary services such as inside electrical wiring, intelligent traffic networks, cable and control systems for light rail lines, airports and highways, and specialty rock trenching, directional boring and road milling for industrial and commercial customers. Each of these services is provided by various Quanta subsidiaries and discrete financial information is not provided to management at the service level. The following table presents information regarding revenues derived from the industries noted above.

	Years Ended December 31,		
	2003	2004	2005
		(In thousands)	
Electric power and gas network services	$ 979,140	$1,052,352	$1,240,916
Telecommunications and cable television network services	359,785	273,254	289,794
Ancillary services	303,928	300,904	327,916
	$1,642,853	$1,626,510	$1,858,626

Quanta does not have significant operations or long-lived assets in countries outside of the United States. Quanta derived $15.1 million, $22.8 million and $25.7 million of its revenues from foreign operations during 2003, 2004 and 2005, respectively.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There have been no changes in or disagreements with accountants on accounting and financial disclosure within the meaning of Item 304(b) of Regulation S-K.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chairman and Chief Executive Officer and our Chief Financial Officer the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act)), as of December 31, 2005. Based on their evaluation, our Chairman and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005.

Internal Control Over Financial Reporting

Management's report on internal control over financial reporting can be found in Item 8 of this report. The independent registered public accounting firm's report on the financial statements, management's assessment of the effectiveness of our internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting, can also be found in Item 8 of this report.

There has been no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *Other Information*

There is no information required to be disclosed in a report on Form 8-K during the fourth quarter of the year covered by this report that was not reported, whether or not otherwise required by this Form 10-K.

PART III

ITEM 10. *Directors and Executive Officers of the Registrant*

Information regarding officers and directors of Quanta required by Items 401(a)-(f) of Regulation S-K is incorporated by reference to the information set forth in Quanta's Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders. Information regarding compliance with Section 16(a) of the Exchange Act and Quanta's adoption of a code of ethics required by Items 405 and 406 of Regulation S-K is incorporated by reference to the information set forth in Quanta's Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders.

Quanta has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this report, the members of the Audit Committee were James R. Ball, Bernard Fried and Worthing F. Jackman. Mr. Ball is Chairman of the Audit Committee. The Company's Board of Directors has determined that each of the members of the Audit Committee is "independent" within the meaning of the NYSE corporate governance listing standards and that Messrs. Fried and Jackman are "audit committee financial experts," as that term is defined in Item 401(h)(2) of Regulation S-K.

ITEM 11. *Executive Compensation*

The information required by this item is incorporated by reference to "Executive Compensation and Other Matters" set forth in our Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to "Stock Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" set forth in our Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference to "Transactions Involving Certain Officers, Directors and Stockholders" set forth in our Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders.

ITEM 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to "Audit Fees" set forth in our Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

The following financial statements, schedules and exhibits are filed as part of this Report

(1) *Financial Statements.* Reference is made to the Index to Consolidated Financial Statements on page 39 of this Report.

(2) All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes to the financial statements.

(3) *Exhibits*

EXHIBIT INDEX

Exhibit No.	Description
3.1	— Restated Certificate of Incorporation (previously filed as Exhibit 3.3 to the Company's Form 10-Q (No. 001-13831) filed August 14, 2003 and incorporated herein by reference)
3.2	— Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Company's 2000 Form 10-K (No. 001-13831) filed April 2, 2001 and incorporated herein by reference)
4.1	— Form of Common Stock Certificate (previously filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (No. 333-42957) and incorporated herein by reference)
4.2	— Amended and Restated Rights Agreement dated as of March 8, 2000 and amended and restated as of October 24, 2002 between Quanta Services, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B thereto the Form of Right Certificate (previously filed as Exhibit 1.1 to the Company's Form 8-A12B/A (No. 001-13831) filed October 25, 2002 and incorporated herein by reference)
4.3	— Subordinated Indenture regarding 4.0% Convertible Subordinated Debentures dated July 25, 2000 by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.1 to the Company's Form 8-K (No. 001-13831) filed July 26, 2000 and incorporated herein by reference)
4.4	— First Supplemental Indenture regarding 4.0% Convertible Subordinated Debentures dated July 25, 2000 by and between Quanta Services, Inc. and Chase Bank of Texas, National Association, as Trustee (previously filed as Exhibit 4.2 to the Company's Form 8-K (No. 0001-13831) filed July 26, 2000 and incorporated herein by reference)
4.5	— Indenture regarding 4.5% Convertible Subordinated Debentures between Quanta Services, Inc. and Wells Fargo Bank, N.A., Trustee, dated as of October 17, 2003 (previously filed as Exhibit 4.1 to the to the Company's Form 10-Q for the quarterly period ended September 30, 2003 (No. 001-13831) filed November 14, 2003 and incorporated herein by reference)
4.6	— 4.5% Convertible Subordinated Debentures Resale Registration Rights Agreement dated October 17, 2003 (previously filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended September 30, 2003 (No. 001-13831) filed November 14, 2003 and incorporated herein by reference)
10.1*	— 1999 Employee Stock Purchase Plan (previously filed as Exhibit 4 to the Company's Form S-8 (No. 333-86375) filed September 1, 1999 and incorporated herein by reference)
10.2*	— Amendment No. 1 to 1999 Employee Stock Purchase Plan (previously filed as Exhibit 10.1 to the Company's Form S-8 (No. 333-86375) filed August 20, 2004 and incorporated herein by reference)
10.3*	— 2001 Stock Incentive Plan as amended and restated March 13, 2003 (previously filed as Exhibit 10.43 to the Company's Form 10-Q for the quarterly period ended March 31, 2003 (No. 001-13831) filed May 15, 2003 and incorporated herein by reference)
10.4*	— 2001 Stock Incentive Plan Form of Current Employee Restricted Stock Agreement (previously filed as Exhibit 10.1 to the Company's Form 8-K (No. 001-13831) filed March 4, 2005 and incorporated herein by reference)

Exhibit No.	Description
10.5	— 2001 Stock Incentive Plan Form of Director Restricted Stock Agreement (previously filed as Exhibit 10.4 to the Company's 2004 Form 10-K (No. 001-13831) filed March 16, 2005 and incorporated herein by reference)
10.6*	— 2001 Stock Incentive Plan Form of New Employee Restricted Stock Agreement (previously filed as Exhibit 10.5 to the Company's 2004 Form 10-K (No. 001-13831) filed March 16, 2005 and incorporated herein by reference)
10.7*	— Employment Agreement, dated March 13, 2002, by and between Quanta Services, Inc. and John R. Colson (previously filed as Exhibit 10.3 to the Company's Form 8-K (No. 001-3831) filed March 21, 2002 and incorporated herein by reference)
10.8*	— Employment Agreement, dated March 13, 2002, by and between Quanta Services, Inc. and Nicholas M. Grindstaff (previously filed as Exhibit 10.6 to the Company's Form 8-K (No. 001-13831) filed March 21, 2002 and incorporated herein by reference)
10.9*	— Employment Agreement, dated March 13, 2002, by and between Quanta Services, Inc. and James H. Haddox (previously filed as Exhibit 10.8 to the Company's Form 8-K (No. 001-13831) filed March 21, 2002 and incorporated herein by reference)
10.10*	— Employment Agreement, dated March 13, 2002, by and between Quanta Services, Inc. and Derrick A. Jensen (previously filed as Exhibit 10.9 to the Company's Form 8-K (No. 001-13831) filed March 21, 2002 and incorporated herein by reference)
10.11*	— Employment Agreement dated as of March 13, 2002, by and between Quanta Services, Inc. and Kenneth W. Trawick (previously filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended September 30, 2004 (No. 001-13831) filed November 9, 2004 and incorporated herein by reference)
10.12*	— Employment Agreement, dated March 13, 2002, by and between Quanta Services, Inc. and Gary A. Tucci (previously filed as Exhibit 10.13 to the Company's Form 8-K (No. 001-13831) filed March 21, 2002 and incorporated herein by reference)
10.13*	— Employment Agreement, dated March 13, 2002, by and between Quanta Services, Inc. and John R. Wilson (previously filed as Exhibit 10.14 to the Company's Form 8-K (No. 001-13831) filed March 21, 2002 and incorporated herein by reference)
10.14*	— Employment Agreement, dated as of March 13, 2002, by and between Quanta Services, Inc. and James F. O'Neil, III (previously filed as Exhibit 10.30 to the Company's Form 10-Q for the quarterly period ended June 30, 2002 (No. 001-13831) filed August 14, 2002 and incorporated herein by reference)
10.15	— Settlement and Governance Agreement between Quanta Services, Inc. and Aquila, Inc. dated as of May 20, 2002 (previously filed as Exhibit 10.1 to the Company's Form 8-K (No. 001-13831) filed May 22, 2002 and incorporated herein by reference)
10.19	— Consent Letter dated October 15, 2002 between Quanta Services, Inc. and Aquila, Inc. (previously filed as Exhibit 10.3 to the Company's Form 8-K (No. 001-13831) filed October 22, 2002 and incorporated herein by reference)
10.21*	— Amendment No. 1 to Employment Agreement between Quanta Services, Inc. and John R. Colson dated June 1, 2002 (previously filed as Exhibit 10.42 to the Company's 2002 Form 10-K (No. 001-13831) filed March 31, 2003 and incorporated herein by reference)
10.22	— Amendment to No. 2 to Settlement and Governance Agreement between Quanta Services, Inc. and Aquila, Inc. dated as of April 10, 2003 (previously filed as Exhibit 10.43 to the Company's Form 10-Q for the quarterly period ended June 30, 2003 (No. 001-13831) filed August 14, 2003 and incorporated herein by reference)
10.23*	— Employment Agreement, dated as of May 21, 2003, by and between Quanta Services, Inc. and John R. Colson (previously filed as Exhibit 10.44 to the Company's Form 10-Q for the quarterly period ended June 30, 2003 (No. 001-13831) filed August 14, 2003 and incorporated herein by reference)
10.24*	— Employment Agreement, dated as of May 21, 2003, by and between Quanta Services, Inc. and James H. Haddox (previously filed as Exhibit 10.45 to the Company's Form 10-Q for the quarterly period June 30, 2003 (No. 001-13831) filed August 14, 2003 and incorporated herein by reference)

Exhibit No.	Description
10.25*	— Employment Agreement, dated as of May 21, 2003, by and between Quanta Services, Inc. and John R. Wilson (previously filed as Exhibit 10.46 to the Company's Form 10-Q for the quarterly period ended June 30, 2003 (No. 001-13831) filed August 14, 2003 and incorporated herein by reference)
10.26	— Credit Agreement dated as of December 19, 2003 among Quanta Services, Inc., the subsidiaries of Quanta Services, Inc. identified therein, Bank of America, N.A., and other Lenders identified therein (previously filed as Exhibit 10.53 to the Company's 2003 Form 10-K (No. 001-13831) filed March 15, 2004 and incorporated herein by reference)
10.27	— First Amendment to Credit Agreement dated as of December 19, 2003 among Quanta Services, Inc., the subsidiaries of Quanta Services, Inc. identified therein, Bank of America, N.A., and other Lenders identified therein (previously filed as Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2004 (No. 001-13831) filed August 9, 2004 and incorporated herein by reference)
10.28	— Second Amendment to Credit Agreement dated as of March 14, 2005 among Quanta Services, Inc., the subsidiaries of Quanta Services, Inc. identified therein, Bank of America, N.A., and other Lenders identified therein (previously filed as Exhibit 10.3 to the Company's Form 8-K (No. 001-13831) filed March 16, 2005 and incorporated herein by reference)
10.29	— Security Agreement dated as of December 19, 2003 among the Pledgors identified therein and Bank of America, N.A., as administrative agent for the Lenders (previously filed as Exhibit 10.54 to the Company's 2003 Form 10-K (No. 001-13831) filed March 15 2004 and incorporated herein by reference)
10.30	— Pledge Agreement dated as of December 19, 2003 among the Debtors identified therein and Bank of America, N.A., as administrative agent for the Lenders (previously filed as Exhibit 10.55 to the Company's 2003 Form 10-K (No. 001-13831) filed March 15 2004 and incorporated herein by reference)
10.31*	— Employment Agreement, dated as of June 1, 2004, by and between Quanta Services, Inc. and Kenneth W. Trawick (previously filed as Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2004 (No. 001-13831) filed August 9, 2004 and incorporated herein by reference)
10.32	— Underwriting Agreement dated September 30, 2004 among Quanta Services, Inc., J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Banc of America Securities LLC, First Albany Capital Inc. and First Reserve Fund IX, L.P. (previously filed as Exhibit 1.1 to the Company's Form 8-K (No. 001-13831) filed October 1, 2004 and incorporated herein by reference)
10.33	— Underwriting Agreement dated December 9, 2004 among Quanta Services, Inc., First Reserve Fund IX, L.P. and J.P. Morgan Securities Inc. (previously filed as Exhibit 1.1 to the Company's Form 8-K (No. 001-13831) filed December 13, 2004 and incorporated herein by reference)
10.34	— Director Compensation Summary to be effective as of the 2005 Annual Meeting of the Board of Directors (previously filed as Exhibit 10.1 to the Company's Form 8-K (No. 001-13831) filed December 7, 2004 and incorporated herein by reference)
10.35*	— 2005 Incentive Bonus Plan (previously filed as Exhibit 10.35 to the Company's 2004 Form 10-K (No. 001-13831) filed March 16, 2005 and incorporated herein by reference)
10.36	— Underwriting, Continuing Indemnity and Security Agreement dated as of March 14, 2005 by Quanta Services, Inc. and the subsidiaries and affiliates of Quanta Services, Inc. identified therein, in favor of Federal Insurance Company (previously filed as Exhibit 10.1 to the Company's Form 8-K (No. 001-13831) filed March 16, 2005 and incorporated herein by reference)
10.37	— Intercreditor Agreement dated March 14, 2005 by and between Federal Insurance Company and Bank of America, N.A., as Lender Agent on behalf of the other Lender Parties (under the Company's Credit Agreement dated as of December 19, 2003, as amended) and agreed to by Quanta Services, Inc. and the subsidiaries and affiliates of Quanta Services, Inc. identified therein (previously filed as Exhibit 10.2 to the Company's Form 8-K (No. 001-13831) filed March 16, 2005 and incorporated herein by reference)
10.38*	— Form of Indemnity Agreement (previously filed as Exhibit 10.1 to the Company's Form 8-K (No. 001-13831) filed May 31, 2005 and incorporated herein by reference)

Exhibit No.	Description
21.1	— Subsidiaries (filed herewith)
23.1	— Consent of PricewaterhouseCoopers LLP (filed herewith)
31.1	— Certification of Periodic Report by Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	— Certification of Periodic Report by Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	— Certification of Periodic Report by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

* Management contracts or compensatory plans or arrangements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Quanta Services, Inc. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 2, 2006.

QUANTA SERVICES, INC.

By: /s/ JOHN R. COLSON

John R. Colson
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated on March 2, 2006.

Signature	Title
/s/ JOHN R. COLSON John R. Colson	Chief Executive Officer, Director (Principal Executive Officer)
/s/ JAMES H. HADDOX James H. Haddox	Chief Financial Officer (Principal Financial Officer)
/s/ DERRICK A. JENSEN Derrick A. Jensen	Vice President, Controller and Chief Accounting Officer
/s/ JAMES R. BALL James R. Ball	Director
/s/ VINCENT D. FOSTER Vincent D. Foster	Director
/s/ BERNARD FRIED Bernard Fried	Director
/s/ LOUIS C. GOLM Louis C. Golm	Director
/s/ WORTHING F. JACKMAN Worthing F. Jackman	Director
/s/ BRUCE RANCK Bruce Ranck	Director
/s/ GARY A. TUCCI Gary A. Tucci	Director
/s/ JOHN R. WILSON John R. Wilson	Director

DIRECTORS

JAMES R. BALL [1,2]
Private Investor

JOHN R. COLSON
Chairman & Chief Executive Officer
Quanta Services, Inc.

VINCENT D. FOSTER
Senior Managing Director
Main Street Capital Partners, LLC

BERNARD FRIED [1,3]
Chief Executive Officer & President
Siterra Corporation

LOUIS C. GOLM [2,3]
Private Investor

WORTHING F. JACKMAN [1]
Executive Vice President –
Chief Financial Officer
Waste Connections, Inc.

BRUCE RANCK [2,3]
Chief Executive Officer
Tartan Textile Services, Inc.

GARY A. TUCCI
Chief Executive Officer
Potelco, Inc.

JOHN R. WILSON
President, Electric Power & Gas Division
Quanta Services, Inc.

OFFICERS*

JOHN R. COLSON
Chairman & Chief Executive Officer

JAMES H. HADDOX
Chief Financial Officer

JOHN R. WILSON
President, Electric Power & Gas Division

KENNETH W. TRAWICK
President, Telecommunications
& Cable Television Division

TANA L. POOL
Vice President & General Counsel

DERRICK A. JENSEN
Vice President, Controller
& Chief Accounting Officer

NICHOLAS M. GRINDSTAFF
Treasurer

BENADETTO G. BOSCO
Senior Vice President,
Business Development & Outsourcing

JAMES F. O'NEIL III
Senior Vice President,
Operations Integration & Audit

DARREN B. MILLER
Vice President,
Information Technology & Administration

TICKER SYMBOL: PWR

TRANSFER AGENT

American Stock
Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, New York 10038
718.921.8200

AUDITORS

PricewaterhouseCoopers LLP
1201 Louisiana Street, Suite 2900
Houston, Texas 77002
713.356.4000

INVESTOR RELATIONS

James H. Haddox
Quanta Services, Inc.
713.629.7600
713.629.7676 Fax

Kenneth S. Dennard
Dennard, Rupp, Gray & Easterly, LLC
713.529.6600
713.529.9989 Fax
ksdennard@drg-e.com

1 Audit Committee
2 Compensation Committee
3 Governance and
Nominating Committee

* Officers listed are only those subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

www.quantaservices.com



QUANTA SERVICES, INC.
1360 POST OAK BOULEVARD
SUITE 2100
HOUSTON, TEXAS 77056-3023
TEL: 713.629.7600
FAX: 713.629.7676

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CROCE ELECTRIC COMPANY, INC.	WARWICK, RHODE ISLAND	401.737.2750
CROWN FIBER COMMUNICATIONS, INC.	SUWANEE, GEORGIA	770.271.0005
DILLARD SMITH CONSTRUCTION COMPANY	CHATTANOOGA, TENNESSEE	423.894.4336
DRIFTWOOD ELECTRICAL CONTRACTORS, INC.	LANCASTER, KENTUCKY	606.365.3172
ENVIRONMENTAL PROFESSIONAL ASSOCIATES, LIMITED	YUBA CITY, CALIFORNIA	800.339.4095
GLOBAL ENERCOM MANAGEMENT, INC.	HOUSTON, TEXAS	713.339.1550
GOLDEN STATE UTILITY CO.	TURLOCK, CALIFORNIA	209.634.4981
H.L. CHAPMAN PIPELINE CONSTRUCTION, INC.	LEANDER, TEXAS	512.259.7662
INTERMOUNTAIN ELECTRIC, INC.	DENVER, COLORADO	303.733.7248
IRBY CONSTRUCTION COMPANY	JACKSON, MISSISSIPPI	800.872.0615
MANUEL BROS., INC.	GRASS VALLEY, CALIFORNIA	530.272.4213
MEARS GROUP, INC.	ROSEBUSH, MICHIGAN	989.433.2929
NORTH HOUSTON POLE LINE, L.P.	HOUSTON, TEXAS	713.691.3616
PAR ELECTRICAL CONTRACTORS, INC.	KANSAS CITY, MISSOURI	816.474.9340
POTELCO, INC.	SUMNER, WASHINGTON	800.662.8670
PROFESSIONAL TELECONCEPTS, INC.	NORWICH, NEW YORK	607.336.1689
R.A. WAFFENSMITH & CO., INC.	FRANKTOWN, COLORADO	303.688.1995
THE RYAN COMPANY, INC.	TAUNTON, MASSACHUSETTS	508.742.2500
SPALJ CONSTRUCTION COMPANY	DEERWOOD, MINNESOTA	218.546.6022
SUMTER UTILITIES, INC.	SUMTER, SOUTH CAROLINA	800.678.8665
TRANS TECH ELECTRIC, L.P.	SOUTH BEND, INDIANA	800.843.0524
TRAWICK CONSTRUCTION COMPANY, INC.	CHIPLEY, FLORIDA	850.638.0429
UNDERGROUND CONSTRUCTION CO., INC.	BENICIA, CALIFORNIA	707.746.8800
W.C. COMMUNICATIONS, INC.	UPLAND, CALIFORNIA	909.949.1350

Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056-3023
Tel: 713.629.7600 Fax: 713.629.7676
www.quantaservices.com